NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
SSR MINING INC.
TO BE HELD ON
THURSDAY, MAY 10, 2018
March 21, 2018

i

SSR MINING INC.
NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Thursday, May 10, 2018, at 2:00 p.m. (Vancouver time)
Where
Terminal City Club
837 West Hastings Street
Metropolitan Ballroom
Vancouver, British Columbia
What
We will cover the following items of business:

1.	Receive the audited financial statements of SSR Mining Inc. for the year ended December 31, 2017 and the auditor’s report thereon;

2.	Set the number of directors at nine;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

6.	Approve an ordinary resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan, as more particularly described and set forth in the Circular;

7.
Vote, on a non-binding advisory basis, on a resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of shareholders, as more particularly described and set forth in the Circular; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

ii

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Your Vote is Important
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2017 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 2, 2018, we will mail to Shareholders of record as of the close of business on March 22, 2018 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
DATED at Vancouver, British Columbia, this 21st day of March, 2018.

BY ORDER OF THE BOARD

(signed) “Matthew B. Langford”
Matthew B. Langford
Corporate Secretary

ii

SSR MINING INC.
2018 MANAGEMENT INFORMATION CIRCULAR

SCHEDULE "A" AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	A-1
SCHEDULE "B" BOARD OF DIRECTORS CHARTER	B-1

SSR MINING INC.
2018 MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) has been prepared to provide information to shareholders (“Shareholders”) of SSR Mining Inc. (“SSR Mining” or the “Company”) as of the close of business on March 22, 2018, the “record date” for the 2018 annual and special meeting of Shareholders to be held on Thursday, May 10, 2018 (the “Meeting”).
All information in the Circular is as at March 21, 2018 unless otherwise noted. All dollar amounts in the Circular are expressed in United States dollars, and Canadian dollars are referred to as “C$”.

GENERAL PROXY INFORMATION
Solicitation of Proxies
The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at the Terminal City Club, 837 West Hastings Street, Metropolitan Ballroom, Vancouver, British Columbia on May 10, 2018 at 2:00 p.m. (Vancouver time), for the purposes set out in the accompanying Notice of Meeting.
We will solicit proxies for the Meeting primarily by mail; however, directors, officers and employees of the Company may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of SSR Mining, and SSR Mining will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, we may reimburse brokers and nominees for reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of common shares of SSR Mining (the “Common Shares”).
Receiving Documents
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (“VIF” and, together with the Notice of Meeting and the Circular, collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2017 (the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about April 2, 2018, we will mail to Shareholders of record as of the close of business on March 22, 2018 a notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and the Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders
The N&A card and VIF are being sent to both registered and beneficial Shareholders.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by checking the appropriate box on the enclosed VIF.
VOTING
Who Can Vote
You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on March 22, 2018, the record date.
Each Common Share that you own entitles you to one vote on each item of business at the Meeting.
How to Vote
You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial Shareholder.
Only registered Shareholders or proxy holders are allowed to make motions or vote at the Meeting.
Registered Shareholders
You are a registered Shareholder if you have a share certificate registered in your name.

(a)	Voting by Proxy

Mr. A.E. Michael Anglin, Chair of the Board of Directors of the Company (the “Board”), or failing him, Mr. Paul Benson, President and Chief Executive Officer of the Company, have agreed to act as the SSR Mining proxy holders. You can appoint someone other than the SSR Mining proxy holders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided. This person does not need to be a Shareholder.
On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.
If you appoint the SSR Mining proxy holders but do not tell them how to vote your Common Shares, your Common Shares will be voted:

•	For the fixing the number of directors at nine;

•	For the nominated directors listed on the proxy form and in the Circular;

•	For re-appointing PricewaterhouseCoopers LLP (“PwC”) as the independent auditor and authorizing the Board to fix the auditor’s remuneration;

•	For the Company’s approach to executive compensation;

•	For the approval of a resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan; and

•
For the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of Shareholders, in a manner consistent with the approach disclosed in the Circular.

This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the SSR Mining proxy holders will vote according to management’s recommendation.
If you appoint someone other than the SSR Mining proxy holders to be your proxy holder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.
If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States. You may also vote on the Internet or by telephone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on May 8, 2018, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.
(b)Attending the Meeting and Voting in Person

Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Beneficial Shareholders
You are a beneficial Shareholder if your Common Shares are registered in the name of:

•	Your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

•	A clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the VIF to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a VIF for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A VIF cannot be used to vote at the Meeting.

(a)	Voting Using the Voting Instruction Form

Sign and date the VIF that your intermediary sends to you and follow the instructions for returning the form. You may also vote online or by telephone by simply following the instructions on your VIF.

(b)	Attending the Meeting and Voting in Person

Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your intermediary, you may attend the Meeting as proxy holder for your intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxy holder for your intermediary, you should enter your own name in the blank space on the VIF provided to you and return the form in accordance with the instructions provided therein, well in advance of the Meeting. If your VIF does not provide a blank space to write a name in, you can request from your intermediary a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.
Additionally, there are two kinds of beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.
We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares.
Changing Your Vote
Registered Shareholders
Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.
We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

•	Our registered office at: SSR Mining Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

•
Our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.
If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
Beneficial Shareholders
Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.
Processing the Votes
Our transfer agent, Computershare, will act as scrutineer at the Meeting and is responsible for counting the votes. You can contact Computershare at 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.ssrmining.com).
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Annual Report on Form 40-F) for the most recently completed financial year. These documents are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.
If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-637-6844 or toll free at 1-888-338-0046.

ABOUT THE MEETING
Time, Date and Place
The Meeting will be held at 2:00 p.m. (Vancouver time) on May 10, 2018 at the Terminal City Club, 837 West Hastings Street, Metropolitan Ballroom, Vancouver, British Columbia as set out in the Notice of Meeting.
Items of Business
We will cover the following items of business at the Meeting:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2017 and the auditor’s report thereon;

2.	Set the number of directors at nine;

3.	Elect directors for the ensuing year;

4.	Appoint PwC as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the Circular;

6.	Approve an ordinary resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan, as more particularly described and set forth in the Circular;

7.
Vote, on a non-binding advisory basis, on a resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of Shareholders, as more particularly described and set forth in the Circular; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
1.Receive our financial statements and the auditor’s report

Our audited consolidated financial statements for the year ended December 31, 2017, and the auditor’s report, are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PwC, the independent auditor for 2017, will be at the Meeting to answer your questions.
2.Set the number of directors

It is proposed to set the number of directors for the following year at nine.
3.Elect directors

The Board has nominated nine directors for election at the Meeting. The nine nominees are:
A.E. Michael Anglin
Paul Benson

Brian R. Booth
Simon A. Fish
Gustavo A. Herrero
Beverlee F. Park
Richard D. Paterson
Steven P. Reid
Elizabeth A. Wademan
Each of the nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2019 annual meeting of Shareholders.

4.	Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay

The Board, on the recommendation of the Audit Committee, is recommending that PwC be reappointed as the independent auditor to serve until the 2019 annual meeting of Shareholders. PwC has been our auditor since 1989.
You will also be asked to authorize the Board to set the auditor’s pay for 2018.

5.	Advisory vote on executive compensation

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote.

6.	Approval of Amended and Restated Shareholder Rights Plan
At the Company’s annual and special meeting held on May 9, 2012, Shareholders approved a resolution ratifying and confirming the shareholder rights plan adopted by the Board on March 9, 2012 (the “Shareholder Rights Plan”). The Shareholder Rights Plan has successive three-year terms and was renewed at the close of the Company’s 2015 annual and special meeting of Shareholders. The Shareholder Rights Plan will expire at the close of the Meeting unless it is ratified and approved by Shareholders at the Meeting.
In light of recent changes to take-over bid rules under Canadian securities laws, on March 21, 2018, the Board approved certain amendments (the “Amendments”) to the Shareholder Rights Plan in the form of an amended and restated shareholder rights plan agreement (the “Amended and Restated Shareholder Rights Plan”), subject to: Shareholders approving the continued existence of the Shareholder Rights Plan on the terms and conditions set forth in the Amended and Restated Shareholder Rights Plan at the Meeting; and SSR Mining obtaining consent and approval of the Toronto Stock Exchange (“TSX”). The Amendments will not take effect unless and until they are approved by the TSX and by Shareholders at the Meeting.
The Board has determined that the continuation of the Shareholder Rights Plan, in the form of the Amended and Restated Right Plan, is in the best interests of the Company and recommends that Shareholders vote to ratify and approve the Amended and Restated Shareholder Rights Plan.

The complete text of the Amended and Restated Shareholder Rights Plan is attached to the Circular at Schedule “A”. Reference should also be made to the description of the Amended and Restated Shareholder Rights Plan set out in the Circular.
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Amended and Restated Shareholder Rights Plan.
7.Advisory vote on virtual-only annual meeting of Shareholders for 2019
After monitoring recent developments and emerging trends in the practice of holding virtual-only annual meetings of shareholders, the Board has determined to provide Shareholders with a non-binding advisory vote on a resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of Shareholders.
8.Other business

We will consider other matters that properly come before the Meeting. As of the date of the Circular, we are not aware of any other items to be considered at the Meeting.
Quorum and Approval
We need a quorum of Shareholders to transact business. A quorum is two persons who are, or who represent by proxy, Shareholders who, in total, hold at least 33⅓% of the issued Common Shares entitled to vote at the Meeting.
We require a simple majority (50% plus 1) of the votes cast at the Meeting by Shareholders to approve all items of business at the Meeting.
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Interest of Certain Persons in Matters to be Acted Upon
None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than the election of the directors or the appointment of the auditor:

•	Our directors or officers, or any person who has held a similar position since January 1, 2017;

•	The nominees for director; or

•	Any of their associates or affiliates.

Shares Outstanding and Principal Holders
Our authorized capital consists of an unlimited number of Common Shares without par value. We had a total of 119,919,599 Common Shares issued and outstanding at the close of business on March 21, 2018. We have no other classes of voting securities and we do not have any restricted securities.
SSR Mining is listed on each of the TSX and Nasdaq Global Market (“Nasdaq”) under the symbol SSRM.
The following Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of our outstanding Common Shares on the record date, according to the most recent early warning reports filed on SEDAR:

•	Van Eck Associates Corporation owns 14,311,947 Common Shares (11.93%).
We are not aware of any other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding Common Shares.
Interests of Informed Persons in Material Transactions
We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2017 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.
An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.
DIRECTORS
Number of Directors
Our Board presently consists of nine directors and it is proposed to fix the number of directors for the following year at nine. The management proxy holders will vote for fixing the number of directors at nine, unless instructed otherwise.

Election of Directors
The Board has nominated nine individuals to stand for election as directors. All nominees are currently directors of the Company, although each of Mr. Simon A. Fish and Ms. Elizabeth A. Wademan are standing for election for the first time. Each elected director will serve for a one-year term which will expire at the 2019 annual meeting of Shareholders or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. Each of the nominated directors has confirmed his or her willingness to serve on the Board for the next year.
The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. Paul Benson, who is the President and Chief Executive Officer of the Company.
The management proxy holders will vote for the election of the nine director nominees, unless instructed otherwise.
Majority Voting for Directors
Pursuant to the Board’s charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at a contested meeting. If a director is not elected by at least a majority, such director must immediately tender his or her resignation to the Board. The Board will determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board will accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders his or her resignation pursuant to this provision will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.
Diversity
Our Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. As part of this process, the CGN Committee annually assesses the Board skills and experience necessary to provide effective oversight for the achievement by management of the Company’s strategic objectives.
We believe in diversity and value the benefits that diversity can bring to our organization. Our focus on inclusion and diversity aligns with our core values of integrity and respect. In February 2018, our Board of Directors approved our Board Diversity Policy, which promotes the benefits of, and need for, board diversity. The Board Diversity Policy is available for viewing on our website at www.ssrmining.com.
We are committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. In discharging its nominating duties, our CGN Committee will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of our Board. Although our Board of Directors has not approved a target for gender diversity in respect of the Board or executive officer positions, each of our Board Diversity Policy and the CGN Committee’s charter explicitly states that it will consider diversity on the Board from a broad perspective, including diversity of business experience, skill, education, geography, age, gender, and ethnicity and aboriginal status. Our CGN Committee charter is available for viewing on our website at www.ssrmining.com.
Gender diversity was a particular focus for the CGN Committee in the most recent director search process in 2017, along with the need to recruit directors to strengthen our expertise in the areas of the international capital markets, legal and corporate governance. This search resulted in the appointment of each of Mr. Simon A. Fish and Ms. Elizabeth A. Wademan to the Board, effective January 1, 2018. As of such date, two of our nine directors (22%) were women (and two of our nine director nominees (22%) are women). We also recognize the need to promote gender diversity within our executive officer positions, and our five-member executive team includes Ms. Nadine J. Block as Vice President, Human Resources (20% of our executive officers). In addition, each of our code of business conduct and ethics (the “Code of Conduct”) and our Employee Assistance Program promotes and supports diversity and inclusion. The Code of Conduct is available for viewing on our website at www.ssrmining.com.
The CGN Committee has determined that the each of the director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Elizabeth Wademan
Strategic Leadership and Risk Management – Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓	✓	✓
International – Experience working in one or more international jurisdictions	✓	✓	✓	✓	✓			✓	✓
Corporate Finance – Experience in corporate lending/borrowing and public markets transactions		✓	✓		✓	✓	✓		✓
Operations and General Management – Production, exploration and/or development experience with a leading mining or resource company; senior level general management/ CEO experience in a major mining or industrial company
	✓	✓	✓	✓	✓	✓		✓	✓
Industry Knowledge – Exploration, development or operating knowledge or experience in the mining industry	✓	✓	✓	✓				✓	✓

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid	Elizabeth Wademan
Human Resources – Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions – Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Information Technology – Experience in information technology with major implementations of management systems						✓	✓	✓
Safety, Health, Environment and Community Relations – Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓		✓	✓
Government Relations – Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓	✓	✓				✓
Governance/Board – Experience as a board member of a major organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Term Limits and Retirement Policy
There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company’s strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 4.3 years and our longest serving directors are Messrs. Anglin and Paterson, each of whom was appointed as a director in August 2008.

Information about Director Nominees
The following charts provide information on the nine director nominees. Included in these charts is: (a) information relating to each nominee's city, province or state and country of residence; (b) the period during which each has served as a director; (c) their membership on committees of the Board; (d) other public board memberships held; (e) Board and committee meeting attendance in the twelve months ended December 31, 2017; (f) their present principal occupation and principal occupations held in the last five years; (g) their current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed and deferred share units (“DSUs”) (or stock options ("Options") and performance share units ("PSUs") in the case of Mr. Benson, our President and CEO) credited to each nominee; and (h) whether the nominee meets the requirements of our share ownership guidelines.
The Board, on the recommendation of the Compensation Committee, recently approved director share ownership guidelines, effective as of January 1, 2018. Directors are required to acquire Common Shares and/or DSUs equivalent in value to C$400,000 (or, in the case of the Chair, C$750,000), to be achieved by the later of (A) January 1, 2023, and (B) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. The value of the Common Shares and/or DSUs owned by a director will be determined by the greater of the acquisition cost and the market value, determined based on the 30-day volume weighted average trading price (“VWAP”) of the Common Shares on the TSX on the day immediately preceding the applicable date.
The Board also recently approved a director compensation structure whereby, effective as of January 1, 2018, individual directors (other than Mr. Benson, our President and CEO) receive an annual director retainer of C$60,000 (and in the case of the Chair, C$125,000) and an annual DSU grant of C$110,000 (and in the case of the Chair, C$170,000) in order to align their interests with those of Shareholders in the creation of long-term value. In addition, the Audit Committee chair receives an annual retainer of C$15,000, the Compensation Committee chair receives an annual retainer of C$10,000 and the other committee chairs receive an annual retainer of C$5,000. Directors may elect to receive their annual retainers in DSUs instead of cash. DSUs are redeemed for cash in an amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time the director leaves the Board. See “Director Compensation” beginning on page 76.

A.E. Michael Anglin
Berkeley, California, USA Age: 62 Director Since: August 7, 2008 Independent 2017 Vote Result: For: 99.26% Withheld: 0.74%
Mr. Anglin is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company Directorships
None
2017 Board/Committee Membership and Attendance(1)
	Board Compensation Corporate Governance and Nominating Safety and Sustainability		7 of 7 3 of 3 3 of 3 2 of 2	100% 100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	35,000	119,736	154,736	C$1,706,738
	Minimum Value Required		Meets Share Ownership Guidelines
	C$750,000		Yes

(1)
Mr. Anglin was appointed as the Chair of the Board on May 4, 2017. As of such date, he stepped off each of the Compensation Committee and Safety and Sustainability Committee, and joined the CGN Committee.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Paul Benson
Vancouver, British Columbia, Canada Age: 55 Director Since: August 1, 2015 Not Independent 2017 Vote Result: For: 99.35% Withheld: 0.65%
Mr. Benson serves as our President and Chief Executive Officer and a member of our Board of Directors. He has been employed at SSR Mining since August 2015 and brings to the Company 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.

	Other Public Company Directorships
	None
	2017 Board/Committee Membership and Attendance
	Board	7 of 7	100%
	Options, Common Shares and PSUs (as at March 21, 2018)(1)
	Options	Common Shares	PSUs
	766,084	63,647	194,650
	Minimum Value Required(2)		Meets Share Ownership Guidelines(2)
	N/A		N/A

(1)	As President and Chief Executive Officer, Mr. Benson does not receive directors’ compensation, including DSUs.

(2)
Mr. Benson is subject to the Company’s shareholder guidelines for certain of its executive officers as discussed further in “Executive Compensation Discussion and Analysis – Share Ownership Guidelines” beginning on page 53.

Brian R. Booth
West Vancouver, British Columbia, Canada Age: 58 Director Since: May 31, 2016 Independent 2017 Vote Result: For: 99.24% Withheld: 0.76%
Mr. Booth has been a member of our Board since May 2016 and is the Chair of our Safety and Sustainability Committee. He also serves on our Compensation Committee. He previously served as lead director and Chair of Claude Resources Inc. and joined our Board upon our acquisition of the company. He is also the President, CEO and a director of Pembrook Copper Corp., a private mining exploration company and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Pembrook Copper Corp., he was President, CEO and a director of Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Other Public Company Directorships
None
2017 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		7 of 7 6 of 6 5 of 5	100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	23,724	13,875	37,599	C$414,717
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Simon A. Fish
Toronto, Ontario, Canada Age: 56 Director Since: January 1, 2018 Independent 2017 Vote Result: N/A
Mr. Fish was appointed to our Board in January 2018 and is a member of our Audit and Corporate Governance and Nominating Committees. Mr. Fish is the Executive Vice President and General Counsel at BMO Financial Group, where he is responsible for legal, regulatory and corporate governance affairs. Prior to joining the bank in 2008, Mr. Fish was the Executive Vice President and General Counsel at Vale SA (formerly Inco Limited). Additionally, Mr. Fish held various positions at Royal Dutch Shell, most recently serving as the Vice President, General Counsel and Corporate Secretary at Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with Dechert LLP, an international law firm. Currently, he serves on the board of a number of think-tank, non-profit and charitable organizations. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Other Public Company Directorships
None
2017 Board/Committee Membership and Attendance(1)
N/A
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	Nil	3,863	3,863	C$42,609
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		On target – has until January 1, 2023 to meet this guideline

(1)	Mr. Fish was appointed as a director on January 1, 2018, and was appointed to each of the Audit Committee and the CGN Committee on February 23, 2018.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Gustavo A. Herrero
Buenos Aires, Argentina Age: 70 Director Since: January 8, 2013 Independent 2017 Vote Result: For: 99.28% Withheld: 0.72%
Mr. Herrero was appointed to our Board in January 2013 and is the Chair of our Corporate Governance and Nominating Committee. He also serves on our Audit Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board and on the Advisory Committee of Harvard University’s David Rockefeller Center for Latin American Studies. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina’s largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina’s leading paper and packaging manufacturer. Mr. Herrero serves on the board of directors of Clodinet S.A., a real estate developer in Buenos Aires. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company Directorships
None
2017 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		7 of 7 5 of 5 6 of 6	100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	81,859	81,859	C$902,905
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Beverlee F. Park
West Vancouver, British Columbia, Canada Age: 56 Director Since: May 20, 2014 Independent 2017 Vote Result: For: 98.83% Withheld: 1.17%
Ms. Park has been a member of our Board since May 2014 and is a member of our Safety and Sustainability, Audit and Compensation Committees. She is also one of our Audit Committee financial experts. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park has over 30 years of business experience spending the last 17 years of her career in senior roles at TimberWest Forest Corp., most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest’s land development division).

Other Public Company Directorships
Teekay LNG Partners TransAlta Corporation
2017 Board/Committee Membership and Attendance(1)
	Board Audit Compensation Safety and Sustainability		7 of 7 5 of 5 3 of 3 5 of 5	100% 100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	5,790	52,491	58,281	C$642,839
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Ms. Park was appointed to the Compensation Committee on May 4, 2017.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Richard D. Paterson
Hillsborough, California, USA Age: 75 Director Since: August 7, 2008 Independent 2017 Vote Result: For: 98.88% Withheld: 1.12%
Mr. Paterson is the Chair of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Corporate Governance and Nominating Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. He retired from Genstar Capital at the end of 2016. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Other Public Company Directorships
None
2017 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		7 of 7 5 of 5 6 of 6	100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	7,500	117,354	124,854	C$1,377,140
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Steven P. Reid
Calgary, Alberta, Canada Age: 62 Director Since: January 8, 2013 Independent 2017 Vote Result: For: 99.28% Withheld: 0.72%
Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. He is also a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
Eldorado Gold Corporation Gold Fields Limited
2017 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		7 of 7 6 of 6 5 of 5	100% 100% 100%
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	62,368	62,368	C$687,919
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Elizabeth A. Wademan
Toronto, Ontario, Canada Age: 42 Director Since: January 1, 2018 Independent 2017 Vote Result: N/A
Ms. Wademan was appointed to our Board in January 2018 and is a member of our Compensation and Safety and Sustainability Committees. Ms. Wademan is a senior capital markets professional with over 20 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory in both domestic and international markets as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc. and St. Joseph’s Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
• Torex Gold Resources Inc.
2017 Board/Committee Membership and Attendance(1)
N/A
Common Shares and DSUs (as at March 21, 2018)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	Nil	3,863	3,863	C$42,609
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		On target – has until January 1, 2023 to meet this guideline

(1)	Ms. Wademan was appointed as a director on January 1, 2018, and was appointed to each of the Compensation Committee and the Safety and Sustainability Committee on February 23, 2018.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 21, 2018 (C$11.03).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions
To the best of our knowledge, except, as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
Was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
Within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.
Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015.
To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	Become bankrupt; or

•	Made a proposal under any legislation relating to bankruptcy or insolvency; or

•	Become subject to or instituted any proceedings, arrangement or compromise with creditors; or

•	Had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

APPOINTMENT AND REMUNERATION OF THE AUDITOR
At the Meeting, Shareholders will be asked to approve the appointment of PwC as the independent auditor of the Company to hold office until the 2019 annual meeting of Shareholders with remuneration to be approved by the Board. PwC has been our independent auditor since 1989.
For a description of fees paid to PwC in 2016 and 2017, please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as our Annual Report on Form 40-F.
The management proxy holders will vote for the appointment of PwC as the Company’s independent auditor to hold office until the 2019 annual meeting of Shareholders with remuneration to be approved by the Board, unless instructed otherwise.
ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Company endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. A detailed discussion of our executive compensation program is provided in “Executive Compensation Discussion and Analysis” beginning on page 38.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board determined in 2016 to provide Shareholders with an annual non-binding “Say on Pay” advisory vote. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:
“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of SSR Mining Inc. (the “Company”), that the shareholders of the Company accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2018 annual and special meeting of the shareholders of the Company.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.
The Board unanimously recommends that Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the approach to executive compensation as described and set forth in the Circular.

APPROVAL OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Amended and Restated Shareholder Rights Plan attached to the Circular at Schedule “A”.
Background
The objective of our Shareholder Rights Plan is to ensure, to the extent possible, that Shareholders and the Board have sufficient time to consider and evaluate any unsolicited take-over bid for the Company, to provide the Board with sufficient time to properly develop and pursue alternatives to any unsolicited take-over bid that could maximize value for Shareholders and to ensure that Shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company.
At the Company’s annual and special meeting held on May 9, 2012, Shareholders approved a resolution confirming the Shareholder Rights Plan adopted by the Board on March 9, 2012. On that date, the Company entered into a shareholder rights plan agreement with Computershare, which gives effect to the Shareholder Rights Plan. The Shareholder Rights Plan has successive three-year terms and was reconfirmed, ratified and approved the close of the Company’s 2015 annual and special meeting of Shareholders. The Shareholder Rights Plan will expire at the close of the Meeting unless it is ratified and approved by Shareholders at the Meeting.
Effective May 9, 2016, the Canadian Securities Administrators made changes to National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) and National Policy 62-203 – Take-Over Bids and Issuer Bids (together, the “New Take-Over Bid Rules”) which, among others, extended the minimum period a take-over bid must remain open for deposits of securities thereunder to 105 days (from 35 days), with the ability of the target issuer to voluntarily reduce the period to not less than 35 days.
Given these changes to Canadian securities laws, the Board has taken the opportunity to amend the Shareholder Rights Plan such that it aligns with the New Take-Over Bid Rules. On March 21, 2018, the Board approved the Amended and Restated Shareholder Rights Plan, subject to Shareholders approving the continued existence of the Amended and Restated Shareholder Rights Plan at the Meeting and the Company obtaining consent and approval of the TSX. The Amendments will not take effect unless and until they are approved by the TSX and by Shareholders at the Meeting.
The Amended and Restated Shareholder Rights Plan encourages a potential acquiror to proceed with their bid in accordance with Canadian take-over bid rules, which requires that the bid satisfy certain minimum standards intended to promote fairness, or have the approval of the Board, by:

•
Protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as: (a) purchases from a small group of Shareholders under private agreements at a premium to the market price not available to all Shareholders; (b) acquiring control through the slow accumulation of Common Shares not available to all Shareholders; (c) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium; or (d) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all Shareholders; and

•
Preventing a potential acquiror from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Amended and Restated Shareholder Rights Plan.

By encouraging bids in accordance with Canadian take-over bid rules, the Board wants to allow all Shareholders to benefit from the acquisition of a control position of 20% or more of the Common Shares, and allow the Board to have sufficient time to explore and develop all options for maximizing Shareholder value in the event a person tries to acquire a control position in the Company. Under the Amended and Restated Shareholder Rights Plan, potential acquirors are prevented from accumulating effective control of SSR Mining or a blocking position against other bidders except by way of a Permitted Bid.
The complete text of the Amended and Restated Shareholder Rights Plan is attached to the Circular at Schedule “A”.
Proposed Amendments
The primary changes to the Shareholder Rights Plan, as reflected by the Amendments, ensure the Shareholder Rights Plan remains aligned with the New Take-Over Bid Rules and current market practice. In particular, the Amendments update the Shareholder Rights Plan by:

•
Amending the definition of a Permitted Bid to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, to align with the New Take-Over Bid Rules;

•
Making certain additional non-substantive, technical and administrative amendments, including to align the definition of a Competing Permitted Bid to the minimum number of days as required to align with the New Take-Over Bid Rules and permit book entry form registration of rights; and

•
Amending the definition of Exempt Acquisition to: (a) clarify that certain transactions, statutory or otherwise, that are approved by Shareholders and the Board qualify as Exempt Acquisitions; and (b) provide that distributions of Common Shares or Convertible Securities by way of a private placement by the Company, a securities exchange take-over bid circular or upon the exercise by an individual employee of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend reinvestment plan or any employee benefit “Option” or similar plan qualify as Exempt Acquisition provided that all necessary stock exchange approvals are obtained in connection with such distribution and the person acquiring such securities pursuant to any such distribution does not become the beneficial owner or more than 25% of the Voting Shares outstanding immediately prior to the distribution.

The Company is not proposing the Amendments in response to or in anticipation of any acquisition or take-over bid that is known to management or the Board of SSR Mining. The Amended and Restated Shareholder Rights Plan is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the Common Shares. The Amended and Restated Shareholder Rights Plan may, however, increase the price paid by a potential offeror to obtain control of SSR Mining and may discourage certain transactions.

The Amended and Restated Shareholder Rights Plan does not affect in any way SSR’s financial condition. The initial issuance of the rights will not dilute the Common Shares and will not affect reported earnings or cash flow per share until the rights separate from the underlying Common Shares and become exercisable. The Amended and Restated Shareholder Rights Plan will not lessen or affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith, and in the best interests of SSR and its Shareholders.
Summary of Amended and Restated Shareholder Rights Plan
The following is a summary of the terms of the Amended and Restated Shareholder Rights Plan, which is qualified in its entirety by, and subject to reference to, the actual provisions of the Amended and Restated Shareholder Rights Plan, the complete text of which is attached to the Circular at Schedule “A”.
Pursuant to the Amended and Restated Shareholder Rights Plan, one right (a “Right”):

(a)	Has been issued and is attached to each Common Share outstanding at the close of business on March 9, 2012 (the “Record Time”); and

(b)	Will be issued and attached to each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each, as described below).
Acquiring Person
An “Acquiring Person” is a person that beneficially owns 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include: (a) the Company or any subsidiary of the Company; (b) an underwriter or members of a banking or selling group that becomes the beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Company; or (c) any person that becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of certain exempt transactions.
These exempt transactions include where any person becomes the beneficial owner of 20% or more of the Voting Shares as a result of, among other things: (a) an acquisition or redemption by the Company or a subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares beneficially owned by any person; (b) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (c) a share acquisition in respect of which the application of the Amended and Restated Shareholder Rights Plan has been waived by the Board pursuant to the provisions of the Amended and Restated Shareholder Rights Plan or a share acquisition which occurs pursuant to a dividend reinvestment plan; or (d) the pro rata acquisition by a person of Voting Shares as a result of: (i) an acquisition pursuant to a stock dividend, a stock split or other event pursuant to which a person becomes a beneficial owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; (ii) the acquisition or exercise of rights to purchase Voting Shares or securities convertible into or exchangeable for Voting Shares distributed to all holders of Voting Shares pursuant to a rights offering; or (iii) a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares made pursuant to a prospectus or by way of a private placement or by exercise, conversion or exchange of any such convertible or exchangeable security.

Flip-in Events
Until the Separation Time, each Right will have an exercise price equal to four times the market price of one Common Share from time to time. From and after the Separation Time, the exercise price of each Right will be equal to four times the market price of one Common Share as at the Separation Time. In any case, the exercise price of the Rights will be subject to certain anti-dilution adjustments.
A “Flip-in Event” occurs if a person becomes an Acquiring Person (by acquiring 20% or more of the outstanding Voting Shares, other than by way of a Permitted Bid or pursuant to certain other exempt transactions set out in the Amended and Restated Shareholder Rights Plan). Upon the occurrence of a Flip-in Event: (a) any Rights held by an Acquiring Person or affiliates or associates of the Acquiring Person, or any other person acting jointly or in concert with any of them, will become void; and (b) the holders of all other Rights will be entitled to acquire, on the exercise of each Right, the number of Common Shares having an aggregate market price on the date of the consummation or occurrence of such Flip-in Event equal to four times the exercise price of the Right for an amount in cash equal to such exercise price.
Generally, the market price of Common Shares is the average of the daily closing prices per share on each of the twenty consecutive trading days through and including the trading day immediately preceding the date of determination, subject to certain exceptions. A trading day is a day on which the stock exchange or exchanges on which the Common Shares are listed or admitted to trading is open for the transaction of business.
Separation Time
The Rights will separate from the Voting Shares and will be exercisable from and after the “Separation Time”, which occurs at the close of business on the tenth trading day after a person has acquired, or commenced or announced a take-over bid to acquire, 20% or more of the Voting Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid.
Trading of Rights
Until the Separation Time, the Rights trade with the Voting Shares and are represented by the same share certificates as the Common Shares or other Voting Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will be evidenced by rights certificates and trade separately from the Voting Shares.
Permitted Bid Requirements
If a take-over bid is structured as a Permitted Bid, a Flip-in Event will not occur and the Rights will not become exercisable. The requirements of a “Permitted Bid” are that the take-over bid must:

1.	Be made to all holders of record of Voting Shares other than the offeror;

2.
Not permit the offeror to take up or pay for any Voting Shares that have been tendered until 105 days after the take-over bid is made or such shorter period that a take-over bid (that is not exempt from the requirements of Part 2 of NI 62-104) must remain open for deposits of securities pursuant to NI 62-104, and at such time at least 50% of the Voting Shares held by Independent Shareholders must have been deposited pursuant to the take-over bid and not withdrawn;

3.
Provide that Voting Shares may be deposited at any time during period described in item 2 above and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until they have been taken up and paid for; and

4.
Provide that, if at least 50% of the Voting Shares held by Independent Shareholders are deposited pursuant to the take-over bid within such period described in item 2 above, the offeror must make a public announcement of that fact and the take-over bid must remain open for an additional ten business days from the date of the public announcement.

Competing Permitted Bids
The Amended and Restated Shareholder Rights Plan also allows competing Permitted Bids (each, a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, other than the requirements of item 2 described above, and must provide that no Voting Shares may be taken up or paid for pursuant to such Competing Permitted Bid prior to such time that is no earlier than the minimum number of days such competing take-over bid must remain open for deposits of securities pursuant to NI 62-104.
Waiver and Redemption
The Board may, before the occurrence of a Flip-in Event, waive the application of the Amended and Restated Shareholder Rights Plan to a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of record of Voting Shares. In such event, the Board is deemed to also have waived the application of the Amended and Restated Shareholder Rights Plan to any subsequent Flip-in Event that may occur in respect of any other take-over bid made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of the take-over bid in respect of which the Amended and Restated Shareholder Rights Plan has been waived.
The Board may also waive the application of the Amended and Restated Shareholder Rights Plan in respect of the occurrence of an inadvertent Flip-in Event. This may only occur, however, on the condition that the person who became an Acquiring Person in the Flip-in Event by inadvertence reduces its beneficial ownership determination by the Board that the Flip-in Event occurred by inadvertence (or any earlier or later time specified by the Board).
Subject to the prior consent of the holders of Voting Shares, the Board may, before the occurrence of a Flip-in Event, waive the application of the Amended and Restated Shareholder Rights Plan to a particular Flip-in Event that would result from an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than by reason of an inadvertent Flip-in Event.

Prior to the occurrence of a Flip-in Event and subject to the prior consent of the holders of Voting Shares or Rights, the Board may elect to redeem all of the then outstanding Rights at a redemption price of $0.00001 per Right.
Amendments
The Company may from time to time amend, vary or delete any provision of the Amended and Restated Shareholder Rights Plan and the Rights, provided that no amendment, variation or deletion made on or after the date of the Meeting may be made without the prior consent of Shareholders or the holders of Rights (except that the Amended and Restated Shareholder Rights Plan may be amended without the prior consent of, but subject to subsequent ratification by, Shareholders or holders of the Rights to correct any clerical or typographical error, to make such changes as are necessary in order to maintain the validity or effectiveness of the Rights Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules, or to cure any ambiguity or inconsistency).
Expiration Time
The “Expiration Time” occurs at the earlier of the termination of the Rights Agreement or the redemption of the Rights by the Board.
Fiduciary Duty of the Board
The Amended and Restated Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.
Approval Requirements
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a resolution (the “Rights Plan Resolution”), the text of which is included below in the Circular, to continue, ratify, amend and restate the Shareholder Rights Plan in the form of the Amended and Restated Shareholder Rights Plan. The Rights Plan Resolution requires the approval by a majority of votes cast by Shareholders and a majority of votes cast by “Independent Shareholders”, which are all Shareholders other than, generally, an “Acquiring Person” or a person making a take-over bid for the Voting Shares and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any Shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote.
The Board believes that the Amended and Restated Shareholder Rights Plan preserves the fair treatment of Shareholders, is consistent with current Canadian securities laws and best Canadian corporate governance practices, and addresses institutional investor guidelines with respect to take-over bids.
The Board believes that the continuation of the Amended and Restated Shareholder Rights Plan is in the best interests of the Company and recommends that Shareholders vote FOR the following resolution approving the continuation of the Amended and Restated Shareholder Rights Plan:

“RESOLVED THAT:

1.
The amendment and restatement of the shareholder rights plan of SSR Mining Inc. (the “Company”) evidenced by the shareholder rights plan agreement between the Company and Computershare Investor Services Inc., as rights agent, dated as of March 9, 2012, which amendments were approved by the Board on March 21, 2018, in the form of an amended and restated shareholder rights plan agreement (the “Amended and Restated Shareholder Rights Plan”) on terms substantially similar to those described in the management information circular dated March 21, 2018, and the continued existence of the Amended and Restated Shareholder Rights Plan, are hereby approved, ratified and confirmed;

2.
Subject to approval of the Amended and Restated Shareholder Rights Plan by the Toronto Stock Exchange (“TSX”), the Company is hereby authorized and directed to execute and deliver the Amended and Restated Shareholder Rights Plan;

3.	The Board may revoke this resolution before it is acted upon, without further approval of shareholders of the Company; and

4.
Any one or more of the directors and officers of the Company are hereby authorized and directed to execute and deliver all such documents and to do or cause to be done all such other acts and things as they may deem necessary or desirable to give effect to or carry out the intent of this resolution, including but not limited to making such filings as may be required by the rules and policies of the TSX.”

The management proxy holders will vote FOR the resolution continuing, ratifying, amending and restating the Shareholder Rights Plan in the form of the Amended and Restated Shareholder Rights Plan, unless instructed otherwise.
ADVISORY VOTE ON VIRTUAL-ONLY ANNUAL MEETING OF SHAREHOLDERS FOR 2019
The Company is exploring the opportunities presented by recent developments in remote meeting technologies that would enable our Shareholders to attend the Company’s annual meeting electronically (a “virtual-only AGM”). These technologies include teleconference, videoconference, messaging systems, chat rooms and specialized virtual meeting software.
In this regard, the Company is seeking Shareholder advice in connection with a proposal to potentially hold a virtual-only AGM for its 2019 annual meeting of Shareholders. Should Shareholders support this initiative, the Company may seek further input in connection with future virtual-only AGMs.
The Company’s principal objective in adopting a virtual-only AGM format is to increase Shareholder access and engagement while reducing attendance costs and disruption for the Company and our Shareholders living and working globally. The Company endorses an approach to virtual-only AGMs that ensures our Shareholders are afforded the same rights and opportunities to participate as they would at an in-person meeting.
A virtual-only AGM of the Company may include some or all of the following features:

•	Live video webcast that enables Shareholders to observe management participants and meeting procedures;

•	Access to an audio feed that enables all participants to hear meeting procedures and responses to Shareholder questions;

•	Slide deck presentations over the Internet;

•	An opportunity for Shareholders to submit questions electronically, either in advance of or during the virtual-only AGM;

•	Display to all participants of questions asked during the virtual only AGM; and

•	Real-time, virtual voting over the Internet or telephone, supplemented by written proxy or voting instruction for Shareholders unable to participate virtually.
The actual format of any virtual-only AGM will be determined by the Board and management in consultation with its advisors.
Management recognizes that in certain circumstances, where for example Shareholders are being asked at an annual meeting to consider potentially contentious or material business, it may be more appropriate to hold a hybrid (combination of virtual and in person) meeting to accommodate Shareholders who wish to personally attend. These circumstances will be considered by the Board annually on a case-by-case basis.
After monitoring recent developments and emerging trends in the practice of holding virtual-only AGMs, the Board has determined to provide Shareholders with a non-binding advisory vote, in connection with the 2019 annual meeting of Shareholders, on the following resolution:
“RESOLVED, on an advisory basis, that SSR Mining Inc. (the “Company”) be authorized, at the sole and absolute discretion of its board of directors, to adopt a virtual-only format for its 2019 annual meeting of shareholders in a manner consistent with the approach to virtual-only meetings disclosed in the management information circular delivered in advance of the 2018 annual and special meeting of the shareholders of the Company.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering the format of the 2019 annual meeting of Shareholders. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.
The Board unanimously recommends that the Shareholders vote FOR the approach to adopt a virtual-only AGM format for its 2019 annual meeting of Shareholders as described in the Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the adoption of a virtual-only format for its 2019 annual meeting of Shareholders, as described and set forth in the Circular.

REPORT ON EXECUTIVE COMPENSATION
Message to Shareholders
On behalf of the Compensation Committee, I am pleased to share with you our approach to executive compensation for 2017 and provide additional information on how SSR Mining’s executives are paid and the basis for such decisions.
The following message highlights key aspects of our executive compensation program. A more detailed analysis discussion follows in “Executive Compensation Discussion and Analysis” beginning on page 38.
COMPENSATION PHILOSOPHY
We operate in a highly competitive cyclical, capital intensive industry with a long-term outlook on building value for our Shareholders. Our executive compensation programs reinforce this through a heavy emphasis on long-term incentives. Our guiding principle of executive compensation is that an appropriate mix of fixed and variable compensation, short- and long-term incentives and risks and reward will motivate and focus executives to increase long-term Shareholder value.
Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business. As commodity markets are cyclical, we must manage effectively though the entire business cycle, not just during the highs or lows. Accordingly, it is important to incentivize executives during all parts of the cycle to continue the pursuit of excellence which drives long-term value for Shareholders.
We consider a variety of factors in setting executive compensation, including competitive market conditions, internal equity, scope of the role, current business challenges, longer-term performance and strategic objectives.

COMMITMENT TO PAY FOR PERFORMANCE
Our overall compensation program is designed to support our alignment of objectives throughout all levels of the organization. In line with our corporate strategy, the Board establishes corporate objectives which provide strategic focus and high-level performance metrics for the Company. These objectives then form the basis for the cascading of individual objectives through the executive team, all of which support each other and collectively contribute to the corporate objectives. Through regular reviews of performance relative to the objectives and the establishment of acceptable ranges of performance, the Board and Compensation Committee monitor corporate and executive progress which is then reflected in compensation.
As a result, our executive compensation structure is performance-based, driven by the achievements of both the Company and the individual. We emphasize a “pay for performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, Options and PSUs.
Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk taking (see “Executive Compensation Discussion and Analysis – Compensation Risk Management” beginning on page 46 for more detail).
COMPENSATION AND PERFORMANCE PEERS
The Compensation Committee uses two peer groups as part of its executive compensation process and these peer groups are reviewed annually for continued appropriateness.

The Compensation Committee assesses executive compensation levels using a group of comparator companies, known as the compensation comparator group. These publicly-traded mining companies are similar in profile and complexity, have similar market capitalization and are headquartered in the United States or Canada. These are the companies that SSR Mining primarily competes with for executive talent.
As a significant component of our executive long-term incentive (“LTI”) is performance-based through PSUs, a Total Shareholder Return (“TSR”) comparator group is used to assess achievement of our TSR compared to our peers. These publicly-traded precious metal mining companies are similar in revenue and market capitalization, have both operations and projects, and reflect our competition for investment dollars.
2017 COMPANY PERFORMANCE
The Compensation Committee measures SSR Mining’s performance in absolute terms and relative (compared to other companies) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive (“STI”) awards are tied to the achievement of annual targets in the balanced scorecard (safety, operational, financial, environment, community support and growth) that contribute to long-term sustainable Shareholder value.
LTI awards are tied to absolute and relative measures, including relative TSR performance over a three-year period.
During the year, SSR Mining outperformed many of its peers due to the consistent delivery to plan at its mines, low cash costs that led to free cash flow generation, and exploration success across the project portfolio.
2017 Company Performance Highlights:

•
Strong financial performance: Generated cash from operations of $144.7 million and increased our cash position by $132.7 million to $459.9 million. Generated net income of $71.5 million or $0.58 per share and adjusted net income of $40.1 million or $0.34 per share.

•
Achieved annual production and cost guidance: Met or exceeded initial guidance for the sixth consecutive year by delivering gold equivalent production of over 370,000 ounces at cash costs of $703 and all-in sustaining costs of $972 per payable gold equivalent ounce sold.

•
Continued our track record of Mineral Reserves increases at Marigold and Seabee: Successful exploration activities increased gold Mineral Reserves, after depletion, at the Marigold mine by 350,000 ounces to 3.2 million ounces and at the Seabee Gold Operation by 80,000 ounces to 440,000 ounces, the latter at 21% higher average gold grade.

•
Extended Pirquitas operating life: Formed Puna Operations joint venture, extending the anticipated Pirquitas operating life by eight years. Received approval of the Environmental Impact Assessment for the Chinchillas project with development activities now underway.

KEY AREAS OF COMPENSATION FOCUS 2017
We regularly review our executive compensation programs to ensure they are aligned with creation of value for our Shareholders. We focus on performance relative to peer companies and against our business plans and strategy while maintaining good governance processes and practices. Within that context, we focused on the following in 2017:

•
The Compensation Committee worked throughout 2017 with Meridian Compensation Partners, LLC (“Meridian”), our independent compensation consultant, to ensure alignment of our compensation structure with key drivers of financial performance and creation of Shareholder value;

•	We conducted an annual “pay for performance” analysis to assist Compensation Committee deliberations and confirm alignment with the compensation philosophy and Shareholder experience;

•	We increased executive salaries in 2017 by 2% in line with cost of living market adjustments for mining executives;

•	We provided no STI payment for 2017 relating to the safety performance metric as a result of the fatal incident at our Marigold mine on October 31, 2017;

•
We introduced a new share compensation plan (the “Share Compensation Plan”) for the award of PSUs, Options, and restricted share units (“RSUs”) for all grants effective January 1, 2018 (see “Share Compensation Plan” beginning on page 81 for more details). The Share Compensation Plan now allows for settlement of all awards with Common Shares issued from treasury, which provides an opportunity to maintain share ownership for longer periods.

Shareholders voted 96.31% in favour of our new plan at our 2017 Annual and Special Meeting;

•
As part of our annual assessment of comparator peers, we adjusted our TSR comparator group to include a greater proportion of gold companies, reflecting the gold predominance of our business as a result of the Claude Resources Inc. ("Claude Resources") acquisition; and

•	We held our annual “Say on Pay” advisory vote as part of our 2017 Annual and Special Meeting and received a 97.82% approval result, as noted in more detail under “Say on Pay” below.
2017 CEO COMPENSATION
Corporate performance remains the single biggest factor affecting the Board’s decision on pay for SSR Mining’s Chief Executive Officer (“CEO”) and other executives.

•	The CEO’s target compensation mix is 25% base salary and 75% at-risk compensation (25% STI and 50% LTI).

•	The LTI is awarded 50% as PSUs and 50% as Options. Relative TSR is the performance metric in our compensation plans due to its importance to Shareholders.

•	The CEO’s base salary was increased by 2% in 2017 to reflect a cost of living adjustment. The Board did not adjust the CEO’s base salary in 2016.

•	The CEO’s annual bonus for 2017 was US$570,302, reflecting the company’s solid performance (117%) on the STI targets.

•	The CEO’s total direct compensation in 2017 was US$2.06 million. This reflects solid corporate performance as assessed by the Compensation Committee.

CEO Realizable Pay Alignment
The Board’s aim is to pay executives for performance. Since a large portion of executive pay is provided in the form of equity compensation, the Compensation Committee believes it is important to note that total compensation for the Named Executive Officers (“NEOs”), as disclosed in “Executive Compensation Discussion and Analysis – 2017 Compensation Results – Summary Compensation Table” on page 55 includes the grant date value of Option- and Common Share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with the Shareholder experience.
Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table on page 55 at the intrinsic value of compensation at a set point in time.
During 2017, the Compensation Committee compared relative performance against total realizable pay for CEOs for all of our comparator companies during the three-year period 2014-2016. The results in the chart below indicate strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2016 relative to our compensation peers (see “Executive Compensation Discussion and Analysis – Performance Analysis – Pay for Performance Alignment” beginning on page 40 for more details).

SSR Mining and Compensation Peers
3-Year Avg. Performance Composite vs. 3-Year CEO Total Realizable Compensation
Performed Worse, Paid Higher
Performed Better, Paid Higher
Performed Worse, Paid Lower
Performed Better, Paid Lower
SSRM
X
100%
75%
50%
25%
0%
Total Realizable Pay Percentile Rank
0%
25%
50%
75%
100%
Average Performance Composite Percentile Rank

“SAY ON PAY”
Pay for performance and alignment with Shareholders are two philosophies which have formed the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the Shareholder perspective. Accordingly, we provide Shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.
At the Company’s 2017 Annual and Special Meeting, 97.82% of Shareholders who voted, voted in favour of the Company’s non-binding resolution on executive compensation. This strong Shareholder support is consistent with our 2016 Annual and Special Meeting’s favourable vote of 96.49%.
CONCLUSION
The Compensation Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of SSR Mining and its Shareholders. While the feedback from our Shareholders on our approach to executive compensation was very positive last year, we continue to monitor developments in executive compensation and evolving solid practices to ensure our programs and decisions are appropriate.
Respectfully,

Steven P. Reid
Chair, Compensation Committee

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
This Executive Compensation Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program.
While we pay our compensation in Canadian dollars, we report our financial results in U.S. dollars.
Unless otherwise stated, the 2017 amounts in the tables of this section, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.2974, the average exchange rate in effect for 2017. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar figures for 2016 and 2015 have been restated in the tables using the same exchange rate of 1.2974.
Introduction
We are engaged in the operation, acquisition, exploration and development of precious metals projects located in the Americas. SSR Mining’s vision is to be one of the world’s premier mining companies, providing exceptional Shareholder value by delivering excellence in all that we do. We will achieve our vision by driving Operational Excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.
Compensation Philosophy
We believe that people are our principal source of competitive advantage. We are committed to Operational Excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to consistent Operational Excellence and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our Shareholders and to be a leader in our industry.
Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn from primarily mid-tier and senior producer companies within the mining industry.
Compensation programs will continue to emphasize “pay for performance” with each individual’s short- and long-term compensation and career advancement dependent upon both individual and Company performance, with the objective of increasing long-term Shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board. We drive long-term Shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with Shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our Shareholders’ investments in the Company.

Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

•	STI compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met (no individual goals for CEO);

•	Options, the value of which depends entirely on our share price increasing; and

•	PSUs, which are earned based on our relative TSR performance against peers.
The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Position	Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%
Organizational Strengths
Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term Shareholder value. We believe that we are well-positioned to build Shareholder value through the following key strengths:

•
We have a demonstrated ability to complete and integrate strategic transactions, as evidenced by our acquisition of the Marigold mine in Nevada, U.S., completed in April 2014, and our acquisition of Claude Resources in Saskatchewan, Canada, completed in May 2016;

•	We generate cash flow from our operating mines that we can use to fund growth through acquisitions and the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

•	We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $728.1 million at December 31, 2017; and

•	Our management team and Board have proven commercial, exploration, development and operating experience.
Performance Analysis
The following chart compares the total cumulative Shareholder return for C$100 invested in the Common Shares on January 1, 2013 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF ("GDX") as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index in 2017.

		For the Financial Years Ended
	Jan. 1, 2013	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017
Common Shares of SSR Mining Inc.	100.00	49.70	39.31	48.28	80.98	74.65
S&P / TSX Composite Total Returns Index	100.00	109.55	117.69	104.64	122.95	130.37
GDX Market Vectors Gold Miners ETF	100.00	48.68	46.16	41.28	60.94	63.20
In 2017, underlying gold and silver prices performed well and ended the year with positive gains. However, prolonged success of the broader capital markets coupled with the increasing trend of passive equity management and the resulting lack of investor interest in precious metal equities, resulted in SSR Mining and its peer group underperforming the underlying commodity prices.
The Company’s share price decreased over the 5-year period ending December 31, 2017 and the grant value of compensation to NEOs has increased. However, realizable pay has decreased and has reflected the TSR experienced by Shareholders.
1    Pay for Performance Alignment
The chart below provides a “pay for performance” analysis for all companies that comprise our compensation comparator group (see “Compensation Governance – Comparator Groups and Benchmarking – Compensation Comparator Group” beginning on page 43). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the three-year period 2014-2016, the most recent period for which compensation data of our comparator companies was available at the time of the analysis.

This chart illustrates the strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2016 relative to our compensation peers (the most recent period for which complete compensation and performance information is available for the peer companies).
Compensation Governance
The Compensation Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Compensation Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.
The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at SSR Mining. The Compensation Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

•	Developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	Assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	Reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior executives;

•	Reviewing and providing guidance to the Board with respect to the compensation of the directors of SSR Mining;

•
Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by SSR Mining for the provision of compensation to employees of, directors of and consultants to SSR Mining; and

•	Reviewing and approving the “Executive Compensation Discussion and Analysis” and disclosure of director and executive compensation contained in the Circular.
The following diagram depicts the Compensation Committee’s compensation oversight and approval process:
Compensation Committee Oversight and Approval Process
Compensation Committee
The members of the Compensation Committee are Steven P. Reid (Chair), Brian R. Booth, Beverlee F. Park and Elizabeth A. Wademan.
All members of the Compensation Committee are, and during 2017 were, independent. Ms. Wademan joined the Board on January 1, 2018 and was appointed to the Compensation Committee on February

23, 2018. Additional information on the experience of each of the members of our Compensation Committee is included below.

•
Steven P. Reid: Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr. Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries. Mr. Reid was recently appointed as the Chair of the Compensation Committee of the Board of Directors of Eldorado Gold Corporation and is the Chair of the Remuneration Committee of Gold Fields Limited.

•
Brian R. Booth: Mr. Booth has been the Chair and a member of the Compensation Committee in various public companies in the mining industry for over eight years. As President and Chief Executive Officer of Pembrook Copper Corp. and past President and Chief Executive Officer of Lake Shore Gold Corp., Mr. Booth gained extensive experience in the analysis, design and measurement of executive compensation programs.

•
Beverlee F. Park: Ms. Park has over 30 years of business experience and has held a number of executive leadership roles throughout her career with a range of responsibilities, including the Human Resources function in a public company. As such, Ms. Park has been responsible for the design and delivery of corporate wide compensation programs. In this role, she was also responsible for the public company reporting related to these programs. Ms. Park currently serves on the Human Resources Committee of the Board of Directors of TransAlta Corporation.

•
Elizabeth A. Wademan: Ms. Wademan has over 20 years of financial services experience as an accomplished investment banker. Her extensive understanding of the global mining sector, commodities, and securities are applicable to executive long-term incentive analysis and measurement. As former Managing Director and Head of Global Metals & Mining Equity Capital Markets in Investment Banking for BMO Capital Markets, Ms. Wademan brings a depth of knowledge to the Compensation Committee.

No member of the Compensation Committee: (a) had any interest in any material transactions involving SSR Mining during the fiscal year ended December 31, 2017; (b) was indebted to SSR Mining during the fiscal year ended December 31, 2017; or (c) was an officer or employee of SSR Mining during the fiscal year ended December 31, 2017.
None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Compensation Committee.
Comparator Groups and Benchmarking
Compensation Comparator Group
The market for executive talent is very competitive, and consequently the Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent and ensure that the Company’s compensation is reasonable. In addition to market data, the Compensation Committee also considers the strategic importance and scope of the role, the seniority and performance of the incumbent within that role at the Company and internal equity.

Accordingly, the Compensation Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Compensation Committee reviews market data on the compensation programs and compensation levels among the comparator group noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Compensation Committee.
For 2017 benchmarking, our compensation comparator group criteria included the following:

•	Similar market capitalization to SSR Mining (generally 0.5x - 2.5x);

•	Publicly-traded mining companies with similar profile and complexity:

o	Multinational and similar stage company;

o	Similar risk profile: jurisdictional and financial;

o	Likely to be in precious metal mining; and

o	Widely held and trade on at least one major exchange;

•	Headquartered in the United States or Canada and draw on similar pool for talent; and

•	Consistent requirements for disclosure of compensation.
The 2017 comparator companies for benchmarking 2017 compensation are outlined in the following table. At time of comparator group selection, SSR Mining was positioned at approximately median in terms of market capitalization:

COMPARATOR GROUP FOR BENCHMARKING 2017 COMPENSATION
Alacer Gold (ASR.TO)	Fortuna Silver Mines (FVI.TO)
Alamos Gold (AGI.TO)	Hecla Mining (HL)
Argonaut Gold (AR.TO)	IAMGOLD (IMG.TO)
B2Gold (BTO.TO)	Kirkland Lake Gold (KL.TO)
Capstone Mining (CS.TO)	Klondex Mines (KDX.TO)
Centerra Gold (CG.TO)	New Gold (NDG.TO)
Coeur Mining (CDE)	Pan American Silver (PAAS.TO)
Endeavour Silver (EDR.TO)	Semafo (SMF.TO)
First Majestic Silver (FR.TO)	Torex Gold Resources (TXG.TO)

TSR Comparator Group
Under the LTI plan, PSUs are granted to NEOs and vesting is based on achievement of our TSR compared to our TSR comparator group.
The TSR comparator group is determined based on the following criteria:

•	Precious metals segment (predominantly gold);

•	Similar revenue, market capitalization, operations and projects;

•	Trade on a major North American exchange;

•	Have a similar risk profile; and

•	Reflect our competition for investment dollars
The TSR comparator group is reviewed for continued appropriateness and approved by the Board on an annual basis. As part of our assessment of comparator peers for 2017, we adjusted our TSR comparator group to include a greater proportion of gold companies, reflecting the evolving gold predominance of our business.
The following diagram shows the comparison between our compensation comparator group (those companies with whom we compete for people) and our TSR comparator group (those companies which whom we compete for capital):
Role of Management
Management implements the compensation structure approved by the Compensation Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Compensation Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Compensation Committee for salary increases and STI and LTI awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.
Role of Independent Compensation Committee Consultant
Meridian has acted as the Compensation Committee’s independent compensation advisor since 2013. The mandate for Meridian is to maintain an overall monitoring role in regard to SSR Mining’s executive compensation programs and practices, and to support the Compensation Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Compensation Committee as it continues to review our executive and director compensation programs to ensure alignment with short- and long-term strategic objectives and the interests of Shareholders.

Fees Paid to Independent Compensation Consultant
The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2017 and December 31, 2016:

Fiscal Year	2017(1)	2016(1)
Executive compensation-related fees	$69,083	$46,711
All other fees	Nil	Nil
Total Fees	$69,083	$46,711

(1)	Invoices were received in Canadian dollars: amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

Executive Performance Evaluation and Succession Planning
Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.
The Company has a formal talent management program that was introduced in 2015. The program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions on a quarterly basis. Development plans have been put in place for all senior level positions of the Company. The succession planning process also includes identification of interim replacements in the event of an emergency situation, which would require an immediate replacement of the CEO or any of his direct reports.
The Compensation Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers.
The Compensation Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Compensation Committee also receives formal reports midway through the year and at year end on the performance evaluation leadership development progress for each of the executives.
Compensation Risk Management
The Compensation Committee has responsibility for oversight and management of compensation- related risk at SSR Mining. As part of its mandate, the Compensation Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and practices. The Compensation Committee is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behavior.
The following are key risk mitigation features of our compensation policies and practices:

•	Balanced scorecard for STI plan which includes operational, growth and sustainability measures, requiring that results be achieved in a balanced, sustainable manner;

•	Limits on STI and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

•	Proportionately greater award opportunity derived from the LTI plan compared to the STI plan, creating a greater focus on sustained Company performance over time;

•
Use of two distinct LTI vehicles which are strongly performance focused – PSUs and Options – the mix of Options which vest over three years and have a term of seven years and PSUs which cliff vest at the end of three years based on relative performance measures, provides a strong mix of whole share and leveraged equity;

•	A mix of relative and absolute targets in LTI design, including share price for the Options and PSUs and relative TSR for PSUs;

•
Regular annual awards of share-based compensation which provides overlapping vesting periods and maintains executive’s exposure to the risks of their decision making through their unvested share-based awards;

•	A custom performance peer group to measure relative performance for PSUs, which provides a vehicle for assessing achievement relative to other companies with similar commodity price exposure;

•	Share ownership requirements for the CEO and Senior Vice Presidents, monitored annually by the Compensation Committee, to ensure alignment with Shareholder interests over the long-term;

•	Compensation Committee and Board discretion to adjust payouts under both the STI plan and the LTI plan to, among other things, take into account the risks undertaken to achieve performance;

•
Incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total STI calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year if the individual executive performs poorly or engaged in activities that pose a financial, operational or other undue risk to the Company;

•
Formal recoupment policy applicable to both cash and equity compensation of all executives (the recoupment policy is more fully described in “Executive Incentive Compensation Recoupment Policy” below); and

•	Formal anti-hedging policy applicable to insiders, which includes all of the Company’s executive officers (the anti-hedging policy is more fully described in “Hedging of Securities” below).
The Compensation Committee has a risk assessment process to ensure that executive compensation continues to be appropriately structured and does not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

•	The Company’s robust enterprise risk management system;

•	Board approval of annual budget and corporate performance objectives;

•	Wholly-independent Compensation Committee;

•	Independent advisor to the Compensation Committee;

•	Board approval of material transactions and expenditures;

•	Robust internal control over financial reporting; and

•	Annual attestation of and periodic training for governance policies, including the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy.
Based on the risk assessment process, the Compensation Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company’s executive compensation structure. Having assessed these risks and mitigating factors, the Board and the Compensation Committee believe that the compensation program does not incent executives to take excessive or inappropriate risks. The Company’s compensation approval process and other governance practices further mitigate executive compensation risks.
The Compensation Committee also stress-tests the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Compensation Committee reviews the value of long-term incentives awarded (vested and unvested) to the CEO and Senior Vice Presidents under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with Shareholder value creation.
Executive Incentive Compensation Recoupment Policy
The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to require executives to (a) reimburse the Company for or (b) forfeit any bonus, STI award or LTI award if the:

•	Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement; and

•	Amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.
To date, this policy has not had to be applied.
Hedging of Securities
No director or officer of SSR Mining is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any SSR Mining securities granted as compensation or held, directly or indirectly, by such director or officer.
Trading of Securities
All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy, which prohibits trading of SSR Mining securities while in possession of material undisclosed information and during regular or special blackout periods.
Components of Compensation
Our executive compensation program is made up of four components that have different objectives and target performance over different time periods: base salary, STI compensation, LTI compensation, and benefits and perquisites.

The following diagram outlines our total compensation structure:
As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk-compensation that is dependent upon short- and long-term corporate performance and Common Share price appreciation. Any value ultimately realized by these executives is directly tied to the Company’s performance and Shareholder value.
COMPENSATION MIX

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an executive’s level of responsibility and accountability within the Company, as well as experience
Variable	Short-term incentives	Cash	Annual
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0% to a maximum of 200% of target
•    Linked to the achievement of specific financial, operational and growth objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance (for CEO, corporate performance only)

	Long-term incentives	PSUs	3 year performance period
•    Aligns executive reward with Shareholder value delivered
•    Typically 50% of annual LTI award
•    Vesting is dependent on achievement of TSR performance relative to the TSR comparator group
•    PSUs are settled in cash or Common Shares purchased on the open market (or issued from treasury for grants made January 1, 2018 onwards)

		Options	3 year vesting period, term = 7 years	• Aligns executive reward with Shareholder value via share price increments only • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, group RRSP, employee share purchase plan		Active employment only (same terms for all corporate employees)
Perquisites	Parking		Annual
At the Company’s 2017 annual and special meeting, Shareholders approved the Share Compensation Plan to replace the Company’s Option plan, RSU plan and PSU plan for the award of Options, RSUs and PSUs to eligible persons for all grants effective on or after January 1, 2018 (see “Share Compensation Plan” beginning on page 81 for more details). The discussion in this section relates to grants of Options, RSUs and PSUs under our prior plans.
Base Salary
Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.

Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.
Base salaries for each NEO are reviewed by our Compensation Committee and any proposed changes are approved by the independent members of the Board. For 2017, the base salary review was done in consultation with our CEO and Meridian. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Compensation Committee recommends all elements of the CEO’s compensation to the Board for approval.
Short-Term Incentive Compensation
The objective of our STI plan is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.
The STI payouts reward the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STI plan payouts are scaled depending on actual performance compared to the approved objectives.
The award formula is as follows:

Base Salary	X	Annual Performance Incentive Target	X	Company Performance (0-200% of Target) 70% Weight (100% for CEO)	+	Individual Performance (0-200% of Target) 30% Weight (N/A for CEO)
The target STI plan award for executives ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of “stretch” objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STI Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100	100%	N/A
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%
The “2017 Corporate Objectives” are set out in “Incentive Plan Awards – Short-Term Incentive Plan Results” below beginning on page 57. The CEO develops individual objectives for each of the senior executives, which are submitted to the Compensation Committee for review and recommendation to the Board for final approval.

We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making STI compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2017.
Long-Term Incentive Compensation
The objective of the LTI program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes Options and PSUs. Option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company. While not part of the regular LTI award structure for senior executives, the Company may grant RSUs to senior executives in exceptional circumstances.
The target LTI award is also a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%
Stock Options
Option grants are made annually with an exercise price set at the market price of the underlying Common Shares, which is calculated as the greater of the: (a) closing price of our Common Shares on the TSX on the day preceding the applicable award date; and (b) VWAP on the TSX for the five trading days preceding the applicable award date. The vesting schedule for our Options is generally as follows: one-third of Options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising Options is seven years.
The number and value of Options granted to each executive is reviewed by the Compensation Committee and approved by the Board. An option pricing model is used to determine the number of Options granted to achieve the target grant date value.
Performance Share Units
PSUs are intended to increase the alignment of executive risk/rewards measured by our TSR relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.
The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.
PSUs vest on the date on which the performance period ends, which is generally at the end of three calendar years. The number of PSUs that vest is based on achievement of the TSR comparator group as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in Common Shares purchased in the open market (or in Common Shares issued through treasury for those granted January 1, 2018 onwards). The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the 30-day VWAP on the vesting date.
The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil
Benefits and Perquisites
We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, group registered retirement savings plan (“RRSP”) and employee share purchase plan (“ESPP”) to employees. These benefits are made available to our NEOs. In addition, the NEOs receive a perquisite in the form of paid parking at the Vancouver corporate office.
Share Ownership Guidelines
In order to align executives’ interests with those of Shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and Senior Vice Presidents in 2014:

Position	Share Ownership Requirement	Time to Comply from January 1, 2015 or Date of Hire (whichever is later)
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to Common Shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of Common Shares held by an executive. Executive officers are expected to use the after-tax cash proceeds from the exercise of Options or the vesting of PSUs and RSUs to achieve their share ownership requirement.
The following table summarizes the relationship between the share ownership position of the CEO and Senior Vice Presidents and the share ownership requirement applicable to each of them as at March 21, 2018 (in Canadian dollars).

Name/Title of CEO/SVP	Common Shares Beneficially Owned	Number of RSUs(1) Subject to Vesting	Eligible PSUs(1) Subject to Vesting	Value of Total Holdings(2) (C$)	Shareholding Requirements (C$)	Shareholding Requirements Met	Compliant
Paul Benson President and CEO	63,647	0	97,325	1,942,809	2,040,000	No	On target (has until July 31, 2020)
Gregory Martin Senior Vice President and CFO	17,221	0	44,575	747,141	824,680	No	On target (has until January 1, 2020)
Alan Pangbourne Chief Operating Officer	13,655	0	53,650	814,530	938,400	No	On target (has until January 1, 2020)

(1)	100% of unvested RSUs and 50% of unvested PSUs count towards share ownership.

(2)	Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 21, 2018 (C$11.97).
The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2017:

•	Paul Benson, President and CEO;

•	Gregory Martin, Senior Vice President and Chief Financial Officer (“CFO”);

•	Alan Pangbourne, Chief Operating Officer;

•	Jonathan Gilligan, General Manager, Puna Operations; and

•	W. John DeCooman, Vice President, Business Development and Strategy

2017 Compensation Results
Summary Compensation Table
The table below shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2017, 2016 and 2015. The 2017 compensation amounts in the summary compensation table, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.2974, the average exchange rate in effect for 2017. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar compensation paid in 2016 and 2015 has been restated in the summary compensation table using the same exchange rate of 1.2974.

Name and Principal Position	Year	Salary(1) ($)	Share Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation (4) ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Paul Benson(5) President and CEO	2017 2016 2015	487,436 477,879 190,478	478,089 478,037 Nil	478,089 477,994 1,456,760	570,302 640,358 247,764	Nil Nil Nil	41,511 42,549 84,051	2,055,427 2,116,817 1,979,053
Gregory Martin Senior Vice President and CFO	2017 2016 2015	302,682 296,747 285,186	222,752 214,149 202,424	222,593 213,948 202,347	281,270 307,245 269,821	Nil Nil Nil	36,753 31,130 33,357	1,066,050 1,063,219 993,135
Alan Pangbourne Chief Operating Officer	2017 2016 2015	361,646 354,555 346,848	266,037 260,295 260,168	266,096 260,174 260,189	292,936 351,145 335,965	Nil Nil Nil	41,269 41,228 35,145	1,227,984 1,267,397 1,238,315
Jonathan Gilligan General Manager, Puna Operations	2017 2016 2015	269,770 269,770 262,507	135,207 135,121 135,021	134,925 134,928 134,898	225,462 188,758 153,972	Nil Nil Nil	37,353 112,617 101,370	802,717 841,194 787,768
W. John DeCooman Vice President, Business Development and Strategy	2017 2016 2015	245,291 240,481 235,471	120,617 117,989 117,848	120,350 117,744 117,764	160,791 160,764 141,459	Nil Nil Nil	25,754 24,180 23,865	672,803 661,158 636,407

(1)	NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

(2)
Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading “2017 Incentive Plan Awards – 2017 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. For Mr. Benson in 2015, amount shown represents a new hire grant of 500,000 Options. See detailed description of valuation methodology and assumptions below this table under the heading “2017 Incentive Plan Awards – 2017 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments made by us on their behalf, as applicable, and for Mr. Martin, Mr. Pangbourne, and Mr. DeCooman payment for parking at the corporate office in Vancouver. Payment includes $1,971 for relocation for Mr. Benson in 2016, and $68,350 and $72,948 for relocation for Mr. Benson and Mr. Gilligan respectively, in 2015. Payment also includes a one-time special bonus of $77,077 for Mr. Gilligan in recognition of his secondment to the General Manager leadership role at the Pirquitas mine in 2016. Payments made by the Company in respect of health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments (which are made on behalf of all corporate employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)
Mr. Benson joined the Company as President and CEO effective August 1, 2015 at an annual salary of C$620,000. Mr. Benson does not receive additional compensation for his services as a director of the Company.

Incentive Plan Awards
Short-Term Incentive Plan Results
STI Plan – Corporate Objectives (100% weighting CEO; 70% other NEOs)
The Board approves STI targets each year based upon the recommendation of the Compensation Committee. When setting targets, the Board strives to make them challenging but achievable. The Compensation Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals.
The following table sets out the Company’s STI targets and resulting achievements for 2017.

Performance Measure		Weight	2017 Performance Range			Actual Result
			THRESHOLD (50%)	TARGET (100%)	STRETCH (200%)
OPERATING – 45%
Improving Safety(1)	Marigold	5%	TRIFR = 2.21	TRIFR = 2.11	TRIFR = 1.79	0%	Not Achieved
	Seabee	5%	TRIFR = 2.65	TRIFR = 1.91	TRIFR = 1.62
	If fatality occurs at any company location, entire safety metric defaults to 0
Production	Marigold	10%	198K Au ozs	209K Au ozs	230K Au ozs	7%	Threshold+ Achieved
	Seabee	10%	76K Au ozs	80K Au ozs	88K Au ozs	15%	Target Exceeded
Direct Site Costs(2)	Marigold	7.5%	$760/oz	$725/oz	$650/oz	5%	Threshold+ Achieved
	Seabee	7.5%	C$985/oz	C$940/oz	C$845/oz	9%	Target Exceeded
GROWTH – 30%
Reserve & Resource Replacement of Mined Depletion(3)	Marigold Reserve	2.5%	75%	100%	200%	5%	Stretch Achieved
	Marigold Resource	2.5%	100%	150%	250%	5%	Stretch Achieved
	Seabee Reserve	2.5%	150%	200%	250%	2.5%	Target Achieved
	Seabee Resource	2.5%	75%	150%	300%	4.5%	Target Exceeded
Corporate Development		20%	Successful progress on strategically important transactions (subjective measure(4))			24%	Target Exceeded
SUSTAINABILITY – 25%
Argentina Strategy		20%	Successful progress on Argentina strategy (subjective measure(5))			40%	Stretch Achieved
Marigold Permitting		5%	Draft EIS delivered to BLM by Q3	Notice of Availability published year-end	N/A	0%	Not Achieved
		If major environmental incident occurs, entire environmental metric defaults to 0
		100%	Corporate Result Approved by the Board			117%

(1)	Employees and contractors.

(2)	Mining + maintenance + process + site G&A costs / payable oz produced.

(3)	Relative to Annual Reserve Statement at December 31, 2016 and associated price assumptions.

(4)
Performance assessment based on: the success of the Claude Resources transaction in terms of 2017 improvements in reserves and resources as well as production and cost improvements in 2017; quality of M&A evaluations, and divestment of non-core assets.

(5)
Performance assessment based on several factors, including Pirquitas safety performance, budget metrics, Pirquitas mine closure, Chinchillas project schedule and costs, community engagement, corporate restructuring to form the Puna Operations JV, value creation and risk mitigation.

The Board approved a performance achievement of 117% on the 2017 corporate objectives.

2017 Incentive Plan Awards
STI Plan – Individual Objectives
For the NEOs other than the CEO, the individual performance component is weighted at 30% of the target bonus, with the ability to exceed target based on accomplishments of the individual.

The following table sets out the NEOs’ percentage target bonus, performance weighting, individual objectives for 2017 and achievements in relation to the objectives.

	Target Bonus as % of Base Salary	Performance Weighting		Nature of Individual Objectives	Individual Performance Achievements in Relation to Objectives
		Corporate Performance	Individual Performance
Paul Benson President and CEO	100%	100%	-	-	-
Gregory Martin Senior Vice President and CFO	75%	70%	30%	Enhance asset values Manage balance sheet Systems advancement Support strategy execution	Completed corporate restructuring to form Puna Operations JV in Argentina Renewed credit facility Implemented information systems improvements Provided oversight to internal and external valuation work
Alan Pangbourne Chief Operating Officer	75%	70%	30%	Safety performance Marigold optimization and maintenance improvement Pirquitas pit closure and Chinchillas development Drive OE culture at Seabee
Advancements in safety strategic plan; however, Marigold fatalities resulted in individual safety objective defaulting to zero

Achieved consolidated production results against targets

Ensured support for Pirquitas’ smooth closure and permitting efforts for Chinchillas project

Built up internal OE capability

Jonathan Gilligan General Manager, Puna Operations(1)	50%	15%	85%	Puna safety/production/costs Pirquitas pit closure; Chinchillas permitting Chinchillas environmental, social and HR strategy and implementation	Achieved zero recordable incidents in 2017 Exceeded production and cost results against targets Successfully managed closure and permitting process for Chinchillas
W. John DeCooman Vice President, Business Development and Strategy	50%	70%	30%	Position Company to complete value-adding transactions Management of Investor Relations program Oversee corporate re-branding	Managed the M+A function to review external growth opportunities and continued asset divestments Coordinated inaugural Investor Day and Seabee analyst tour Oversaw corporate rebranding and name change

(1)	General Manager, Puna Operations’ weighting is split 15% corporate performance and 85% Puna Operations performance and individual performance.
2017 Share-Based Awards Valuation
For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.
The grant date fair value in the Summary Compensation Table set out above in “2017 Compensation Results – Summary Compensation Table” on page 55 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of the Common Shares and our relevant ranking in the TSR comparator group as at the valuation date.

2017 Option-Based Awards Valuation
The value of Options granted in the years ended December 31, 2017, 2016 and 2015 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2017	2016	2015
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.00	0.63	0.96
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	60.9	59.5	57.9

Option pricing models require the input of highly qualitative assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of Options. The expected life of the Options considered such factors as the average length of time similar Option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table set out above in “2017 Compensation Results – Summary Compensation Table” on page 55 is the same as the accounting fair value recorded by the Company at the time of grant.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out all outstanding Common Share- and Option-based awards for each NEO at December 31, 2017 (payout value of Options based on market value of C$11.07). Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2545 at December 31, 2017.

	Option-Based Awards				Common Share-Based Awards(2)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of Common Share-based awards that have not vested ($)	Market or payout value of vested Common Share-based awards not paid out or distributed ($)
Paul Benson	333,334 197,500 108,250	8.38 7.17 12.01	Aug 14, 2022 Jan 01, 2023 Jan 01, 2024	714,762 613,990 0	135,650	1,197,007	Nil
Gregory Martin	150,000 47,150 34,700 5,254 77,150 88,400 50,400	17.47 12.99 7.37 7.26 5.83 7.17 12.01	Jan 31, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024	0 0 102,344 15,957 322,253 274,819 0	61,650	544,014	Nil
Alan Pangbourne	80,000 108,900 131,350 107,500 60,250	10.10 7.37 5.83 7.17 12.01	Mar 12, 2020 Jan 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024	61,857 321,188 548,644 334,197 0	74,450	656,964	Nil
Jonathan Gilligan	23,334 22,700 55,750 30,550	11.18 5.83 7.17 12.01	Apr 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024	0 94,817 173,316 0	38,350	338,409	Nil
W. John DeCooman	26,667 10,000 9,900 17,571 28,550 16,434 9,824 39,634 48,650 27,250	23.57 24.41 23.14 15.41 12.99 7.37 7.26 5.83 7.17 12.01	May 15, 2019 Dec 16, 2019 Jan 27, 2018 Jan 18, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022 Jan 01, 2023 Jan 01, 2024	0 0 0 0 0 48,470 29,836 165,550 151,244 0	33,750	297,818	Nil

(1)
The value of the Options is based on a market value of C$11.07, the closing price per Common Share on the TSX as of December 31, 2017. These Options have not been, and may never be, exercised. Any actual gains will depend on the value of our Common Shares on the date the Options are exercised.

(2)
Common Share-based awards reflect PSUs granted to the NEOs. Included in this column are the 2016 and 2017 PSU grants. Value assumes vesting at 100% and is calculated based on a market value of C$11.07, the closing price per Common Share on the TSX as of December 31, 2017. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially may have no value at all.

	Annual Burn Rate(1) Securities-Based Compensation
Security	2017	2016	2015
Options	0.41%	0.77%	1.88%(3)
Performance Share Units(2)	N/A	N/A	N/A
Restricted Share Units(2)	N/A	N/A	N/A

(1)	Total Options granted in year / weighted average Common Shares outstanding in year.

(2)	PSUs and RSUs were all settled in cash. Grants made January 1, 2018 onwards may be settled in cash, in Common Shares purchased on the open market, or Common Shares issued from treasury.

(3)	Includes CEO new hire grant of 500,000 Options in 2015.
Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows:

•	Total value of Options that vested during 2017;

•	Total value of PSUs that vested in 2017; and

•	STI awards earned in 2017 and paid in 2018.
Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
Paul Benson	833,230	Nil	570,302
Gregory Martin	445,999	519,414	281,270
Alan Pangbourne	536,382	653,550	292,936
Jonathan Gilligan	343,639	339,177	225,462
W. John DeCooman	283,898	316,446	160,791

(1)	Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their Options that vested in 2017, on the date they vested.

(2)
For each of Messrs. Martin, Pangbourne, Gilligan and DeCooman, amounts in this column relate to the 2015 PSU grant which vested on December 31, 2017. For each of Messrs. Martin and DeCooman, the amounts also include the extraordinary one-time LTI award of RSUs of which one-third vested on June 1, 2017 and were paid on June 14, 2017.

(3)	Amounts in the column represent STI plan payments that were paid in March 2018 for performance in 2017.

Termination and Change of Control Benefits
Employment Agreements
The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “change of control” of the Company.
A “change of control”, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% or more of the Common Shares. “Good reason” will arise within twelve months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.
Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.
Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.
Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.
The tables below summarize the termination and change of control benefits provided to our NEOs:
Termination Benefits

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Base Salary – CEO	No payment	24 months	No payment	No payment	No payment
Base Salary – other NEOs	No payment	24 months	No payment	No payment	No payment
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years	No payment	No payment	No payment

Type of Compensation		Separation Event
		Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Base Salary – CEO		No payment	24 months	No payment	No payment	No payment
Options	Granted prior to 2018	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on date of termination	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on the first anniversary of the date of death
	Granted 2018 and onwards	Expire 30 days after the termination date	Unvested options will vest immediately prior to termination date on a pro-rata basis and expire 90 days after termination date	Expire on date of termination	All unvested options will continue to vest for 3 years from termination date and expire 3 years from termination	All unvested options vest immediately and expire on the first anniversary of the date of death
PSUs	Granted prior to 2018	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied
	Granted 2018 and onwards	Unvested PSUs are forfeited	Unvested PSUs vest on a pro-rata basis. Performance Percentage determined at the end of the Performance Period and redeemed	All vested and unvested Share Units are forfeited	All unvested PSUs will continue to vest for 3 years and expire 3 years from Termination Date. Performance Percentage based on actual performance	All unvested PSUs vest and redeemed immediately at a Performance Percentage of 100
RSUs	Granted prior to 2018	RSUs are forfeited(1)	RSUs are forfeited(1)	RSUs are forfeited(1)	Compensation Committee has the discretion to accelerate vesting	Compensation Committee has the discretion to accelerate vesting
	Granted 2018 and onwards	Unvested RSUs are forfeited	Unvested RSUs vest on a pro-rata basis and redeemed immediately	All vested and unvested RSUs are forfeited	All unvested RSUs will continue to vest for 3 years from the Termination Date. Expire in 3 years from Termination Date	All unvested RSUs vest and redeemed immediately

(1)	Unless otherwise determined by the Compensation Committee.

Change of Control Benefits

Type of Compensation		Separation Event
		Change of Control (without Termination)	Change of Control (Termination)
Base Salary – CEO		No payment	24 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs		No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan		No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Options	Granted prior to 2018	All Options vest immediately upon a change of control	All Options vest immediately upon a change of control
	Granted 2018 and onwards	No automatic single trigger vesting	All Options vest on termination date
PSUs	Granted prior to 2018	All unvested PSUs vest 100%, or at a percentage at the Committee’s discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)	All unvested PSUs vest 100%, or at a percentage at the Committee’s discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested PSUs vest immediately on termination date. Committee discretion to vest between target and maximum performance
RSUs	Granted prior to 2018	All unvested RSUs vest and redeemed immediately(1)	All unvested RSUs vest and redeemed immediately(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested RSUs vest and redeemed immediately

(1)	Assumes acquirer does not continue the PSU or RSU plan, as applicable.

Amounts Payable on Termination without Cause
The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2017. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the US dollar/Canadian dollar exchange rate of 1.2545 at December 31, 2017.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Paul Benson	1,008,210	1,113,644	562,043	Nil	19,793	2,703,690
Gregory Martin	626,066	582,702	389,932	Nil	18,806	1,617,506
Alan Pangbourne	748,027	730,214	860,203	Nil	19,335	2,357,779
Jonathan Gilligan	557,991	362,313	57,771	Nil	13,829	991,904
W. John DeCooman	507,358	312,275	211,494	Nil	17,350	1,048,477
Amounts Payable on Termination on Change of Control
The table below sets out the estimated incremental payments that would have been due to each of the NEOs for termination on a change of control assuming termination on December 31, 2017. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2545 at December 31, 2017.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	Share-Based Awards ($)(2)	All Other Compensation ($)	Total ($)
Paul Benson	1,008,210	1,113,644	1,328,751	649,040	19,793	4,119,438
Gregory Martin	626,066	582,702	715,372	293,328	18,806	2,236,274
Alan Pangbourne	748,027	730,214	1,265,886	355,122	19,335	3,118,584
Jonathan Gilligan	557,991	362,313	268,133	183,478	13,829	1,385,744
W. John DeCooman	507,358	312,275	395,100	160,981	17,350	1,393,064

(1)
Assumes no exchange of Options held by NEOs and the vesting of all outstanding Options. Calculated based on the difference between the closing price of our Common Shares on the TSX on December 31, 2017 (C$11.07) and the exercise price of the Option.

(2)
Assumes that the acquirer does not continue the PSU plan. All outstanding PSUs vest 100% and are paid out in an amount proportionate to the elapsed performance period at the date of the change in control.

GOVERNANCE
About the Board
The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.
The Board has a written charter that sets out its duties and responsibilities, including:

•	Reviewing and approving strategic plans prepared or updated by management and monitoring progress in relation to strategic plans;

•	Reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	Monitoring the integrity of our financial statements;

•	Monitoring our compliance with legal and regulatory requirements;

•	Monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	Overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	Assisting management in identifying our principal business risks; and

•	Ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of the Shareholders.
The full text of the charter is attached to the Circular at Schedule “B”.
The Company is listed on both the TSX and Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with Nasdaq requirements as if we were a U.S. domestic issuer.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board and each of its committees. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a committee, among other things, ensures: (a) effective functioning of the committee; (b) that responsibilities and obligations of the committee are met; and (c) that the committee is organized to function independently of management.
The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including: (i) reviewing and implementing strategies to advance the Company’s mission and objectives and to promote revenue, profitability and growth as an organization; (ii) budgeting and monitoring performance against budget; and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources.
Director Independence
A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.
All of our directors are considered to be independent other than Mr. Benson because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.
The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other committee meetings are held as considered necessary. In the year ended December 31, 2017, in-camera sessions without members of management present were held at seven of seven Board meetings, four of five Audit Committee meetings, six of six Compensation Committee meetings, five of six CGN Committee meetings and five of five Safety and Sustainability Committee meetings.

Other Directorships
In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Beverlee F. Park	Teekay LNG Partners TransAlta Corporation
Steven P. Reid	Eldorado Gold Corporation Gold Fields Limited
Elizabeth A. Wademan	Torex Gold Resources Inc.
None of the directors of the Company currently serve together on the board of any other company.
Director Attendance
During the fiscal year ending December 31, 2017, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (7 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (6 Meetings)	Safety and Sustainability Committee (5 Meetings)	Attendance Rate
A.E. Michael Anglin(1)	7	-	3	3	2	100%
Paul Benson	7	-	-	-	-	100%
Brian R. Booth	7	-	6	-	5	100%
Simon A. Fish(2)	N/A	N/A	N/A	N/A	N/A	N/A
Gustavo A. Herrero	7	5	-	6	-	100%
Beverlee F. Park(3)	7	5	3	-	5	100%
Richard D. Paterson	7	5	-	6	-	100%
Steven P. Reid	7	-	6	-	5	100%
Peter W. Tomsett(4)	4	-	-	3	-	100%
Elizabeth A. Wademan(5)	N/A	N/A	N/A	N/A	N/A	N/A

(1)
Mr. Anglin was appointed as the Chair of the Board on May 4, 2017. As of such date, he stepped off each of the Compensation Committee and Safety and Sustainability Committee, and joined the CGN Committee.

(2)	Mr. Fish was appointed as a director on January 1, 2018, and was appointed to each of the Audit Committee and the CGN Committee on February 23, 2018.

(3)	Ms. Park was appointed to the Compensation Committee on May 4, 2017.

(4)	Mr. Tomsett resigned from the Board effective as of the conclusion of the Company’s annual and special meeting of Shareholders on May 4, 2017.

(5)	Ms. Wademan was appointed as a director on January 1, 2018, and was appointed to each of the Compensation Committee and the Safety and Sustainability Committee on February 23, 2018.
Ethical Conduct
Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.
The Board has approved the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The

Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.
The Code of Conduct has been filed under SSR Mining's profile on SEDAR at www.sedar.com and is available on the Company’s website at www.ssrmining.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.
Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.
If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
Board Committees
The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee, the Compensation Committee, the CGN Committee and the Safety and Sustainability Committee.
The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
A.E. Michael Anglin	-	-	✓	-
Brian R. Booth	-	✓	-	✓ Chair
Simon A. Fish	✓	-	✓	-
Gustavo A. Herrero	✓	-	✓ Chair	-
Beverlee F. Park	✓	✓	-	✓
Richard D. Paterson	✓ Chair	-	✓	-
Steven P. Reid	-	✓ Chair	-	✓
Elizabeth A. Wademan	-	✓	-	✓
All committee charters are reviewed annually and are posted on our website at www.ssrmining.com.
Audit Committee
All members of the Audit Committee are, and during 2017 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Mr. Paterson and Ms. Park are our Audit Committee financial experts.

The Audit Committee is responsible for:

•	Overseeing financial reporting, internal controls, the internal audit function, the audit process and the establishment of “whistleblower” and related policies;

•	Recommending the appointment of the independent auditor and auditor compensation, and reviewing the annual audit plan;

•	Pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

•	Reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.

Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s Annual Information Form (or Annual Report on Form 40-F) for the fiscal year ended December 31, 2017 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).
Compensation Committee
All members of the Compensation Committee are, and during 2017 were, independent.
Additional disclosure regarding the Compensation Committee is provided in the Circular under the heading “Executive Compensation Discussion & Analysis – Compensation Governance” beginning on page 41.

Corporate Governance and Nominating Committee
All members of the CGN Committee are, and during 2017 were, independent.
The CGN is responsible for:

•	Reviewing the corporate governance policies and procedures of the Company;

•	Identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of Shareholders;

•	In the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	Recommending to the Board, on an annual basis, director nominees for each Board committee.
Nomination of Directors; Diversity
The CGN Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and nominees for appointment to committees of the Board. The CGN Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The CGN Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The CGN Committee reviews this information to consider whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.
In reviewing potential director candidates, the CGN Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. We seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. Pursuant to our Board Diversity Policy, for purposes of Board composition, diversity includes, but is not limited to, business experience, skill, education, geography, age, gender, and ethnicity and aboriginal status.
The CGN Committee will periodically assess the expertise, experience, skills and backgrounds of our directors in light of the needs of the Board, including the extent to which the current composition of our Board reflects a diverse mix of knowledge, experience, skills and backgrounds, including an appropriate number of women directors.
The CGN Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. The CGN Committee then makes recommendations to the Board regarding potential director candidates.

Safety and Sustainability Committee
All members of the Safety and Sustainability Committee are, and were during 2017, independent directors.
The duties and responsibilities of the Safety and Sustainability Committee include:

•	Reviewing and confirming the Company’s systems in the areas of safety, health, security, environment and community relations;

•
Annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Company’s established systems and report performance to the Board;

•	Assessing the effectiveness of the Company’s safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	Monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
Ensuring that any aspects of safety, health, security, environment and community relations that may materially affect the Company’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	Reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.

Orientation and Continuing Education
New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.
All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.
Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.
A strategy meeting is organized, generally on an annual basis, with presentations relevant to the Company’s business and strategic objectives and is usually coordinated with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2014, the directors attended a site visit to the Marigold mine in Nevada, U.S. Following Mr. Benson’s appointment as President and Chief Executive Officer in August 2015, the strategy meeting was held off-site in Kelowna, British Columbia. In February 2016, the directors attended a site visit to the Pirquitas mine in Jujuy, Argentina and in August 2016 attended a site visit to the Seabee Gold Operation in Saskatchewan, Canada. In November 2017, the strategy meeting was held off-site in Berkeley, California.
In addition to periodic presentations on topics relevant to matters for discussion at Board and committee meetings, the following presentations and education sessions were provided to the directors in 2017:

Date	Topic
May 2017	Global Tax Landscape
August 2017	Changing Mining Sector Investor Landscape
November 2017	M&A Preparedness and Defensive Tactics
Autonomous Haulage Technology
Base Metals and Commodity Outlook
Buy-Side Mining Investment Criteria
Gold Sector Analysis

At its meeting in February 2018, the CGN Committee reviewed a proposed director education program for 2018 on topics including cyber security, innovation in mining, the geopolitical landscape for mining investments, an update on the mining sector investor landscape, corporate social responsibility, and current trends in shareholder activism, board responsibilities and gender diversification.
To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.
Assessments
The CGN Committee annually reviews the overall effectiveness of the Board, committees and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees.
Evaluations are undertaken through formal questionnaires. The evaluation form asks the directors to assess the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources: managing the affairs of the Board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; Shareholder and corporate communications; legal obligations, and general open-ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CGN Committee requests each director to complete the evaluations for return to the Company’s Corporate Secretary to summarize the results for the CGN Committee Chair. The CGN Committee Chair then discusses with individual directors the questionnaires as necessary, and reports the results to the CGN Committee and the Board. The CGN Committee reviews the results and makes any necessary recommendation to the Board for adoption.
DIRECTOR COMPENSATION
In 2017, our directors received the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$45,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee;

•	Each committee member, excluding the committee chair, receives an annual retainer of C$5,000;

•	The Audit Committee chair receives an annual retainer of C$20,000;

•	The Compensation Committee chair receives an annual retainer of C$15,000;

•	The other committee chairs receive an annual retainer of C$10,000;

•	Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

•	Directors are also provided an annual DSU award equivalent in value to C$80,000 for individual directors and C$140,000 for the Chair, paid quarterly.
In addition, a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America. Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.
The Compensation Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.
Effective as of January 1, 2018, our Board approved certain amendments to director compensation such that directors will receive the following for serving on our Board in 2018:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$60,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$125,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee;

•	The Audit Committee chair receives an annual retainer of C$15,000;

•	The Compensation Committee chair receives an annual retainer of C$10,000;

•	The other committee chairs receive an annual retainer of C$5,000;

•	Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

•	Directors are also provided an annual DSU award equivalent in value to C$110,000 for individual directors and C$170,000 for the Chair, paid quarterly.
The Board has also established share ownership guidelines for our directors. We expect each director to accumulate at least C$400,000 (C$750,000 in the case of the Chair) of value in the Common Shares and/or DSUs, valued based on the greater of the acquisition cost and the market value, determined based on the 30-day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the day immediately preceding the applicable date, to be achieved by the later of: (a) January 1, 2018; and (b) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for Common Shares or DSUs he or she has acquired exceeds C$400,000 (or C$750,000 in the case of the Chair), he or she will not be required to make up any shortfall in the value of his or her existing holdings.

The following table sets out all amounts of compensation provided to our directors, other than Mr. Benson, for the year ended December 31, 2017. Mr. Benson, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(4)	All Other Compensation ($)(3)	Total Compensation ($)(3)
A.E. Michael Anglin	71,585	92,069	N/A	Nil	163,654
Brian R. Booth	44,926	61,662	N/A	Nil	106,588
Simon A. Fish(5)	N/A	N/A	N/A	N/A	N/A
Gustavo A. Herrero(6)	46,246	61,662	N/A	20,811	128,719
Beverlee F. Park	44,926	61,662	N/A	Nil	106,588
Richard D. Paterson	53,954	61,662	N/A	Nil	115,616
Steven P. Reid	50,100	61,662	N/A	Nil	111,762
Peter W. Tomsett(7)	29,039	36,959	N/A	Nil	65,998
Elizabeth A. Wademan(5)	N/A	N/A	N/A	N/A	N/A

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2017.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

(4)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(5)	Each of Mr. Fish and Ms. Wademan was appointed as a director on January 1, 2018.

(6)	Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.

(7)	Mr. Tomsett resigned from the Board effective as of the conclusion of the Company’s annual and special meeting of Shareholders on May 4, 2017.
DSU Plan
The Board adopted a DSU plan effective July 1, 2008, as amended from time to time, to more closely align the interests of our directors with the interests of the Shareholders. Our directors are not eligible for Option awards. Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Common Shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Common Shares, if any, while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board, at which point 50% of such director’s DSUs will be automatically redeemed on each of the date that is (i) three (3) months from the date such director ceases to be a member of the Board and (ii) the earlier of the date that is (1) fifteen months from the date such director ceases to be a member of the Board and (2) December 31 of the year following the date such director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time of redemption.
The following table sets out the compensation provided to our directors, other than Mr. Benson, taken in cash and DSUs, for the year ended December 31, 2017.

Name	Retainer Fees ($)(1)	Annual DSU Grant ($)(1)	Total Compensation Earned ($)(1)	Compensation Taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	71,585	92,069	163,654	163,654	Nil
Brian R. Booth	44,926	61,662	106,588	84,125	22,463
Simon A. Fish(2)	N/A	N/A	N/A	N/A	N/A
Gustavo A. Herrero(3)	46,246	61,662	128,719	107,908	20,811
Beverlee F. Park	44,926	61,662	106,588	106,588	Nil
Richard D. Paterson	53,954	61,662	115,616	115,616	Nil
Steven P. Reid	50,100	61,662	111,762	86,712	25,050
Peter W. Tomsett(4)	29,039	36,959	65,998	65,998	Nil
Elizabeth A. Wademan(2)	N/A	N/A	N/A	N/A	N/A

(1)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

(2)	Each of Mr. Fish and Ms. Wademan was appointed as a director on January 1, 2018.

(3)	Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.

(4)	Mr. Tomsett resigned from the Board effective as of the conclusion of the Company’s annual and special meeting of Shareholders on May 4, 2017.
Outstanding Option- and Share-Based Awards
The following table sets out all outstanding Option- and Common Share-based awards for each of our directors, other than Mr. Benson, at December 31, 2017.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs that have Not Vested (#)	Market or Payout Value of DSUs that have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($)(2)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	997,520
Brian R. Booth	N/A	N/A	N/A	N/A	Nil	Nil	99,971
Simon A. Fish(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gustavo A. Herrero	N/A	N/A	N/A	N/A	Nil	Nil	700,376
Beverlee F. Park	N/A	N/A	N/A	N/A	Nil	Nil	441,204
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	998,543
Steven P. Reid	N/A	N/A	N/A	N/A	Nil	Nil	524,860
Peter W. Tomsett(4)	N/A	N/A	N/A	N/A	Nil	Nil	1,609,394
Elizabeth A. Wademan(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(2)
Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts are calculated based on the closing price of our Common Shares on the TSX on December 31, 2017 (C$11.07) and converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2545 at December 31, 2017.

(3)	Each of Mr. Fish and Ms. Wademan was appointed as a director on January 1, 2018.

(4)	Mr. Tomsett resigned from the Board effective as of the conclusion of the Company’s annual and special meeting of Shareholders on May 4, 2017.

DSU Plan Awards – Value Vested or Earned During the Year
The following table sets out the value of the annual DSU grant and retainer fees paid in DSUs provided to each of our directors, other than Mr. Benson, vested or earned during the year ended December 31, 2017:

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
A.E. Michael Anglin	N/A	138,488	N/A
Brian R. Booth	N/A	71,725	N/A
Simon A. Fish(3)	N/A	N/A	N/A
Gustavo A. Herrero	N/A	92,034	N/A
Beverlee F. Park	N/A	90,859	N/A
Richard D. Paterson	N/A	98,608	N/A
Steven P. Reid	N/A	73,956	N/A
Peter W. Tomsett(4)	N/A	58,769	N/A
Elizabeth A. Wademan(3)	N/A	N/A	N/A

(1)	No Options are held by directors. Directors are not eligible participants under the Share Compensation Plan.

(2)
DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts contained in this table are calculated based on the closing price of our Common Shares on the TSX on December 31, 2017 (C$11.07).

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.2974 for 2017.

(4)	Each of Mr. Fish and Ms. Wademan was appointed as a director on January 1, 2018.

(5)	Mr. Tomsett resigned from the Board effective as of the conclusion of the Company’s annual and special meeting of Shareholders on May 4, 2017.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2017, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	2,976,360	9.35	4,813,377
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,976,360	9.35	4,813,377

(1)
Numbers in this row refer to Options to purchase securities of the Company pursuant to the Share Compensation Plan. The maximum number of shares reserved for issuance under the Share Compensation Plan, together with all of the Company’s other plans that provide for the issuance from treasury of Common Shares (collectively, the “Aggregate Plans”), is limited to 6.5% of the Company’s issued and outstanding Common Shares from time to time (i.e., on a “rolling” basis).

If all 2,976,360 Options outstanding at December 31, 2017 were exercised for Common Shares, the Common Shares which would be issued upon such exercise would total approximately 2.48% of the issued and outstanding Common Shares at December 31, 2017 on a non-diluted basis.
SHARE COMPENSATION PLAN
At the Company’s 2017 annual and special meeting, Shareholders approved a share compensation plan (the “Share Compensation Plan”) to replace the Company’s stock option plan, RSU plan and PSU Plan for the award of Options, RSUs and PSUs to Eligible Persons for all grants effective January 1, 2018. The Share Compensation Plan allows for settlement of all awards with Common Shares issued from treasury, which provides an opportunity for Eligible Persons to maintain share ownership for longer periods, and provides consistent provisions across all three types of share-based award.
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Share Compensation Plan, which is available on SEDAR under SSR Mining’s profile at www.sedar.com.
Administration of the Share Compensation Plan
The Share Compensation Plan is administered by the Board, taking into consideration any recommendations from the Compensation Committee. Subject to the provisions of the Share Compensation Plan, applicable laws and any approvals required of any regulatory authorities, the Board has the power and authority to administer and implement the Share Compensation Plan, including determining the types and number of Awards to be granted and the terms of such Awards. Furthermore, except as otherwise specified in the Share Compensation Plan, all determinations and interpretations under the Share Compensation Plan or any Award are within the sole discretion of the Board. Subject to certain restrictions, the Board may delegate to the Compensation Committee or any director, officer or employee of the Company duties and powers of the Board relating to the Share Compensation Plan.
Restrictions on the Award of RSUs and PSUs and Grant of Options
Certain restrictions on the award of RSUs and PSUs and the grant of Options apply as follows:

(a)
The total number of Common Shares that may be issued pursuant to RSUs and PSUs will be limited to 2% of the issued and outstanding Common Shares from time to time, and no RSUs or PSUs may be granted if such grant would have the effect of causing the total number of Common Shares issuable in respect of RSUs and PSUs to exceed such number;

(b)	The total number of Common Shares reserved for issuance to any one person under the Aggregate Plans in any one year cannot exceed 5% of the Common Shares issued and outstanding; and

(c)
The total number of Common Shares (i) issuable to Insiders and (ii) issued to Insiders within any one year, pursuant to the Aggregate Plans, will not exceed 5% of the Common Shares issued and outstanding (excluding Common Shares issued pursuant to an entitlement granted prior to the person becoming an Insider).

Options
Mechanics for Options
Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, Option holders may elect a “cashless” exercise of Options, instead of paying the exercise price.
A holder that chooses a “cashless” exercise will receive the number of Common Shares equal to: (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise; divided by (b) the Cashless Exercise Sale Price. If a holder chooses a “cashless” exercise, the Company may, instead of issuing Common Shares, pay the amount of money calculated in clause (a).
Exercise Price and Expiry Date
The Board determines the exercise price and expiry date of each Option, provided that the exercise price will not be less than the greater of the: (a) five day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the trading day immediately before the grant date; and (b) closing trading price of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the last trading day immediately before the grant date. No Option will be exercisable after seven years from grant date, subject to “Options – Blackout Periods” below.
Vesting Provisions
The Board determines the vesting criteria applicable to Options. Generally, one-third of the Options vest on each of the first, second and third anniversaries of the grant date, subject to the holder continuing to be an Eligible Person. Subject to certain considerations (see “Options – Ceasing to be an Eligible Person” below), if the holder ceases to be an Eligible Person, only Options that are vested and exercisable as of the Termination Date may be exercised by the holder, and must be exercised during the period ending on the earlier of: (a) thirty days after the Termination Date; and (b) the original expiry date, after which period the Options expire.
Ceasing to be an Eligible Person
The following vesting and exercise provisions apply when a holder ceases to be an Eligible Person as a result of:

(a)
Any circumstance other than those described in paragraphs (b) to (e) below: Options that are vested and exercisable as of the Termination Date may be exercised by the holder until the earlier of (i) thirty days after the Termination Date and (ii) the original expiry date of the Options, after which the Options will expire. Any Options that are unvested as of the Termination Date terminate on the Termination Date;

(b)
Being terminated for Cause or the holder’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a holder resigns or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all Options held by such holder terminate on the Termination Date;

(c)
Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause (and such termination is not in connection with a Change of Control, see “Change of Control” below): a portion of the participant’s unvested Options immediately vest such that the pro rata portion of all Options granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the Options divided by the number of months from the date of grant until the latest vesting date of the Options, are vested immediately prior to the Termination Date. All vested Options as of the Termination Date may be exercised until the earlier of (i) ninety days after the Termination Date and (ii) the original expiry date of such Option;

(d)
Death or a participant’s contract as a Service Provider is frustrated before its normal termination date due to death: unvested Options immediately vest on the Termination Date and are exercisable until the earlier of (i) twelve months after the Termination Date and (ii) the original expiry date of such Option; and

(e)
A Disability or Retirement or a participant’s contract as a Service Provider is frustrated before its normal termination date due to a Disability: unvested Options continue to vest for a period of three years from the Termination Date. Vested Options, including those that vest after the Termination Date, may be exercised until the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such Options.

Blackout Period
If the term of an Option expires on a date that falls within a blackout period or within nine business days following the end of a blackout period, the expiry date is automatically extended to the tenth business day after the end of the blackout period.
Restricted Share Units and Performance Share Units
Mechanics for RSUs and PSUs
RSUs and PSUs are credited to an account set up for each participant. Except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date. Participants can choose to redeem vested RSUs and PSUs at any time before the expiry date and the Company must redeem the RSUs and PSUs within fifteen business days of the redemption date elected by the participant. If a participant does not elect a redemption date then the vested RSUs and PSUs will be redeemed on their expiry date.
A participant may require that the Company redeem the RSUs and PSUs with Common Shares issued from treasury. If the participant does not make such election, the Company may redeem the RSUs and PSUs by: (a) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (b) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (c) purchasing such number of Common Shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.

If dividends are declared on Common Shares, the holder of RSUs and PSUs is entitled to receive dividend equivalents on the RSUs and PSUs. The dividend equivalents are converted into the number of additional RSUs or PSUs calculated by dividing (a) the cash dividend that would have been paid to such participant if the RSUs and PSUs had been Common Shares by (b) the Closing Price on the trading day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis. These additional RSUs and PSUs vest on the same terms as conditions as the RSUs and PSUs in respect of which they were credited.
Expiry Date – RSUs and PSUs
The Board determines the expiry date of RSU and PSU awards, provided that such date may not be later than ten years from the grant date.
Vesting Provisions – RSUs
The Board determines the vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person.
Performance Period, Target Milestones and Vesting Provisions – PSUs
The Board determines the Performance Period for PSUs. Generally, the Performance Period is 36 months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones for each Performance Period is determined by the Board based on measurable performance criteria and are expected to be determined in accordance with the criteria set forth in Schedule “A” of the Share Compensation Plan, which is consistent with the Target Milestones described in “Executive Compensation Discussion and Analysis – Components of Compensation – Long-Term Incentive Compensation – Performance Share Units” on page 53. Unless otherwise determined by the Board, the number of PSUs that vest is calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.
Ceasing to be an Eligible Person
A participant’s vested and unvested RSUs and PSUs are subject to the following vesting and redemption provisions if the participant ceases to be an Eligible Person as a result of:

(a)	Any circumstance other than those described in paragraphs (b) to (e) below: all vested RSUs and PSUs are redeemed immediately and all unvested RSUs and PSUs are forfeited as of the Termination Date;

(b)
Being terminated for Cause or the participant’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a participant resigns from his or her employment or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all vested and unvested RSUs and PSUs held by such participant are forfeited on the Termination Date;

(c)
Being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause and not in connection with a Change of Control (see “Change of Control” below):

(i)
A portion of the participant’s unvested RSUs immediately vest such that the pro rata portion of all RSUs granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the RSUs divided by the number of months from the grant date until the latest vesting date of the RSUs, are vested immediately prior to the Termination Date. All vested RSUs as of the Termination Date are redeemed immediately and all unvested RSUs as of the Termination Date are forfeited; and

(ii)
A pro rata portion of the participant’s unvested PSUs vest based on the number of months completed from the first day of the Performance Period divided by the total number of months in the Performance Period. The Performance Percentage is determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person. All vested PSUs are redeemed immediately after the last day of the Performance Period and all remaining unvested PSUs are forfeited;

(d)
Death or a Service Provider’s contract being frustrated before its normal termination date due to death: all unvested RSUs and PSUs vest on the Termination Date and are immediately be redeemed. The Performance Percentage for such vested PSUs is 100; and

(e)
A Disability or Retirement or a Service Provider’s contract is frustrated before its normal termination date due to a Disability: all unvested RSUs and PSUs continue to vest for a period of three years from the Termination Date. The expiry date for all vested RSUs and PSUs, including those that vest after the Termination Date, is the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such RSUs or PSUs. The Performance Percentage is determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person.

Blackout Period
If the redemption date for vested RSUs or PSUs falls within a blackout period or within nine business days following the end of a blackout period, the redemption date is automatically extended to the tenth business day after the end of the blackout period. If such RSUs or PSUs are to be redeemed for cash then the market price used to determine the redemption amount is based on the VWAP of the Common Shares from and including the trading day immediately following the end of the blackout period up to and including the trading day immediately preceding the redemption date.

Change of Control
Upon the occurrence of a Change of Control:

(a)
The Board may, in its discretion, immediately vest all unvested Options, RSUs and PSUs. If the Board accelerates the vesting of PSUs then the Performance Percentage for such vested PSUs will be between 100 and 200 percent, as determined by the Board; and

(b)	If an Employee or Service Provider’s engagement is terminated within twelve months following the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i)
All unvested Options immediately vest on the Termination Date and all vested Options as of the Termination Date may be exercised until the earlier of (A) twelve months after the Termination Date and (B) the original expiry date of such Option; and

(ii)
All unvested RSUs and PSUs vest as of the Termination Date and are immediately redeemed. The Performance Percentage for such vested PSUs will be 100 percent or, at the Board’s discretion, between 100 percent and 200 percent.

Upon a Change of Control, the Board may make additional determinations as it considers appropriate in the circumstances to ensure the fair treatment of participants.
Change of Control – Exercise to Participate in Transaction
Upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (or a transaction or series of transactions with similar effect), holders of Options, RSUs and PSUs may be entitled to exercise all of their Options and redeem all of their RSUs and PSUs for the purposes of participating in the take-over or such other transaction or series of transactions. If the Change of Control does not occur, then: (a) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation; (b) the Options, RSUs or PSUs respecting such Common Shares will be deemed not to have been exercised or redeemed, as applicable; (c) the Common Shares will be deemed not to have been issued; and (d) the Company will refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise).
Transferability
Awards granted under the Share Compensation Plan are non-transferable and non-assignable, other than in cases of the death or incapability of the participant.
Amendment Provisions in the Share Compensation Plan
The Board may at any time suspend or terminate the Share Compensation Plan and:

(a)	Only to the extent approved by Shareholders, may make any amendment to any Award or the Share Compensation Plan that would:

(i)	Increase the number of Common Shares, or rolling maximum, reserved for issuance under the Shareholder Compensation Plan;

(ii)	Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”;

(iii)	Reduce the exercise price under any Option or cancel any Option and replace such Option with Options having a lower exercise price per Common Share;

(iv)	Extend the term of an Award beyond its original expiry time;

(v)	Permit an Award to be transferable or assignable to any person other than in accordance with the Share Compensation Plan;

(vi)	Expand the scope of persons eligible to participate in the Share Compensation Plan to include non-employee directors; or

(vii)	Amend the amendment provisions in the Share Compensation Plan; or

(b)	without the prior approval of Shareholders, may make any amendments to any Award or the Share Compensation Plan:

(i)	Of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms;

(ii)	That are necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iii)	To reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange;

(iv)	To any vesting provisions of an Award;

(v)	To the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award;

(vi)	Which increase the exercise price of an Option;

(vii)	To the Target Milestones;

(viii)	To the Performance Periods;

(ix)	To expand the scope of persons eligible to participate in the Share Compensation Plan other than to non-employee directors;

(x)	Regarding the administration of the Share Compensation Plan; and

(xi)	Necessary to suspend or terminate the Share Compensation Plan.
The Board may not make amendments that are materially adverse to, or that materially impair, the benefits and rights of any participant under any previously granted award, except: (a) with the consent of such participant; (b) as permitted by the adjustment provisions of the Share Compensation Plan; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of the Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.
MANAGEMENT CONTRACTS
All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the Company and its subsidiaries.

ADDITIONAL INFORMATION
Additional information relating to SSR Mining is available on SSR Mining’s website at www.ssrmining.com, on SEDAR under SSR Mining’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of SSR Mining is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2017, which can be found under SSR Mining’s profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of SSR Mining at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, by telephone: (604) 637-6844 or toll free at 1-888-338-0046.
DIRECTORS’ APPROVAL
The contents and the sending of the Circular to Shareholders has been approved by the Board.
DATED at Vancouver, British Columbia, this 21st day of March, 2018.

BY ORDER OF THE BOARD
(signed) “Paul Benson”
Paul Benson
President and Chief Executive Officer of
SSR Mining Inc.

SCHEDULE "A"

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

Between

SSR MINING INC.

And

COMPUTERSHARE INVESTOR SERVICES INC.
as Rights Agent

Made as of March 21, 2018

TABLE OF CONTENTS

ARTICLE 1. INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	15
1.3	Number and Gender	15
1.4	Sections and Headings	15
1.5	Statutory References	15
1.6	Determination of Number and Percentage Ownership of Beneficial Ownership of Outstanding Voting Shares	15
1.7	Acting Jointly or in Concert	16
1.8	Generally Accepted Accounting Principles	16
1.9	Grandfathered Person	16
ARTICLE 2. THE RIGHTS		17
2.1	Legend on Voting Share Certificates	17
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	17
2.3	Adjustments to Exercise Price; Number of Rights	20
2.4	Date on Which Exercise is Effective	25
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	25
2.6	Registration, Registration of Transfer and Exchange	26
2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates	26
2.8	Persons Deemed Owners	27
2.9	Delivery and Cancellation of Certificates	27
2.10	Agreement of Rights Holders	27
ARTICLE 3. ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		28
3.1	Flip-In Event	28
3.2	Fiduciary Duties of the Board	30
ARTICLE 4. THE RIGHTS AGENT		30
4.1	General	30
4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent	31
4.3	Duties of Rights Agent	31
4.4	Change of Rights Agent	33
4.5	Compliance with Money Laundering Legislation	33
4.6	Privacy Provision	34
ARTICLE 5. MISCELLANEOUS		34
5.1	Redemption, Waiver, Extension and Termination	34
5.2	Expiration	35
5.3	Issuance of New Rights Certificates	36
5.4	Supplements and Amendments	36
5.5	Fractional Rights and Fractional Shares	37
5.6	Rights of Action	38

5.7	Holder of Rights Not Deemed a Shareholder	38
5.8	Notice of Proposed Actions	38
5.9	Effective Time	38
5.10	Reconfirmation	39
5.11	Notices	39
5.12	Costs of Enforcement	40
5.13	Regulatory Approvals	40
5.14	Unlawful Distributions	40
5.15	Successors	40
5.16	Benefits of this Agreement	40
5.17	Effective Date	40
5.18	Determinations and Actions by the Board	41
5.19	Governing Law	41
5.20	Language	41
5.21	Counterparts	41
5.22	Severability	41
5.23	Time of the Essence	41

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT
THIS AGREEMENT is made as of March 21, 2018
BETWEEN:
SSR MINING INC., a corporation incorporated under the laws of British Columbia
(the “Corporation”)
AND:
COMPUTERSHARE INVESTOR SERVICES INC., a trust company existing under the laws of Canada and registered to carry on business in the Province of British Columbia
(the “Rights Agent”)
WHEREAS:

A.
The Board (as defined herein) adopted a shareholder rights plan agreement dated March 9, 2012 (the “Original Rights Plan”): (i) to ensure, to the extent possible, that the Shareholders and the Board have sufficient time to consider and evaluate any unsolicited Offer to Acquire (as defined herein); (ii) to provide the Board with sufficient time to properly develop and pursue alternatives to any unsolicited Offer to Acquire that could maximize value for Shareholders; and (iii) to ensure that Shareholders are treated fairly in connection with any take-over bid for the Corporation or other acquisition of control of the Corporation.

B.
In light of the recent changes to NI 62-104 (as defined herein), the Board has determined that it is advisable and in the best interests of the Corporation to adopt this amended and restated shareholder rights plan agreement (the “Rights Plan”) to ensure, to the extent possible, that all holders of Common Shares (as defined herein) of the Corporation are treated fairly in connection with any Take-over Bid (as defined herein).

C.	In order to implement the Rights Plan, the Board has:

(i)
authorized the issuance on the Effective Date (as defined herein) of one right (a “Right”) in respect of each Common Share outstanding contemporaneously with the expiration of the rights under the Original Rights Plan (the “Record Time”) to each holder of record of Common Shares as of the Record Time;

(ii)
authorized the issuance of one Right in respect of each Voting Share (as defined herein) issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein); and

(iii)	authorized the issuance of Rights Certificates (as defined herein) to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

D.	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

E.
The Corporation desires to select and appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights, the exercise of Rights and other matters referred to herein.

F.	Effective August 1, 2017, the Corporation changed its name from Silver Standard Resources Inc. to SSR Mining Inc.
NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the parties hereby agree as set forth below.
ARTICLE 1.
INTERPRETATION

1.1	Certain Definitions
For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a)
“Acquiring Person” means, subject to Section 1.9, any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)
any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or any combination of: (A) Voting Share Reductions; (B) Permitted Bid Acquisitions; (C) Exempt Acquisitions; (D) Pro Rata Acquisitions; or (E) Convertible Security Acquisitions; provided that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of any one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or Convertible Security Acquisitions, if thereafter, such Person, while such Person is the Beneficial Owner of 20% or more of the outstanding Voting Shares, becomes the Beneficial Owner of additional Voting Shares which result in an increase of such Person's Beneficial Ownership of Voting Shares by more than 1.0% of the number of such Voting Shares outstanding as at the time of acquisition (other than pursuant to one or any combination of Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or Convertible Security Acquisitions), then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”; or

(iii)
an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation.

(b)
“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that, directly or indirectly (including through one or more intermediaries), controls, or is controlled by or is under common control with, such specified Person.

(c)
“Agreement” means this amended and restated shareholder rights plan agreement dated as of the date hereof, as the same may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not any particular part of this Agreement.

(d)	“Associate”, when used to indicate a relationship with a specified Person, means:

(i)
a spouse of such specified Person or any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage or a child of such specified Person; and

(ii)	any relative of such specified Person or of a spouse or other Person mentioned in Section 1.1(d)(i) if that relative has the same residence as such specified Person.

(e)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the direct or indirect owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (within 60 days of the date of determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of one or more payments) upon the conversion, exchange or exercise of Convertible Securities or pursuant to any agreement, arrangement, pledge or understanding (whether or not in writing) (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business); and

(iii)	any securities that are Beneficially Owned within the meaning of Section 1.1(e)(i) or 1.1(e)(ii) by any other Person with which such Person is acting jointly or in concert, provided, however, that a Person shall not be deemed the “Beneficial Owner” or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)	because either:

(A)
the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii); or

(B)
such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or by any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii), in either case until such deposited or tendered security has been unconditionally accepted for payment or exchange or taken up and paid for, whichever shall first occur;

(v)	because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(e)(iii) holds such security provided that:

(A)
the ordinary business of such Person (the “Investment Manager”) includes the management or administration of investment funds for others (which others, for greater certainty, may include and be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager’s duties for the account of any other Person (a “Client”);

(B)
such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(C)	such Person is a Crown agent or agency (the “Crown Agent”);

(D)
the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(E)
the Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans (each, a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Plan Administrator or Plan holds such security for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced a current intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, or a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market in respect of securities of the Corporation;

(vi)	because such Person:

(A)	is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B)	has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)	is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(vii)	because such Person:

(A)	is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)	has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)	is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(viii)	because such Person is the registered holder of securities as a result of carrying on the business of, or acting as a nominee for, a securities depositary.
For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f)	“Board” means the board of directors of the Corporation and any duly constituted and empowered committee thereof authorized by the Board to act on its behalf hereunder.

(g)
“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended from time to time, and the regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(h)
“Business Day” means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are authorized or obligated by law to close.

(i)
“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate on such date;

(j)
“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Voting Shares in Vancouver, B.C. (or, after the Separation Time, the principal office of the Rights Agent in Vancouver, B.C.) is closed to the public.

(k)
“Common Shares” means the common shares without nominal or par value in the capital of the Corporation and any other shares in the capital of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed; provided, however, that “common shares”, when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person.

(l)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(kk)(ii)(A)(1); and

(iii)
contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided that, should a Competing Permitted Bid cease to be a Competing Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition.

(m)	“Controlled”: a corporation is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;
and “control”, “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(n)
“Convertible Security” means a security issued from time to time by the Corporation (other than the Rights) convertible into or exchangeable for a Voting Share and a “Convertible Security Acquisition” means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1(a).

(p)	“Disposition Date” has the meaning ascribed to it in Section 5.1(e).

(q)	“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(r)
“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Corporation;

(ii)	proceeds of redemption of shares of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Voting Shares.

(s)	“Effective Date” means the date hereof.

(t)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2(d)(ii).

(u)	“Exchange” means the Toronto Stock Exchange and any other exchange or market on which the Common Shares may, from time to time, be listed or quoted for trading.

(v)	“Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities:

(i)	in respect of which the Board has waived the application of Section 3.1 pursuant to Sections 5.1(d) or 5.1(e);

(ii)	pursuant to a Dividend Reinvestment Plan;

(iii)
pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities pursuant to a prospectus, provided that such distribution has received the approval of the Board and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than that person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(iv)
pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid or upon the exercise by an individual employee of the Corporation of options to purchase Voting Shares granted under a stock option plan of the Corporation or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Corporation, provided that: (a) all necessary stock exchange approvals for such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan have been obtained and such private placement, securities exchange take-over bid, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (b) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination, the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution; or

(v)
pursuant to a plan of arrangement, amalgamation or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purposes.

(w)
“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)	until the Separation Time, an amount equal to four times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to four times the Market Price, as at the Separation Time, per Common Share.

(x)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3(b)(v)(A).

(y)	“Expiration Time” means the earlier of:

(i)	the Termination Time; and

(ii)	the date of termination of this agreement pursuant to Section 5.9 or 5.10.

(z)
“Fiduciary” means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(aa)	“Flip-in Event” means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(bb)	“Grandfathered Person” has the meaning ascribed thereto in Section 1.9.

(cc)	“holder” has the meaning ascribed thereto in Section 2.8.

(dd)	“Independent Shareholders” means holders of Voting Shares, other than any:

(i)	Acquiring Person;

(ii)	Offeror;

(iii)	Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v)
employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting and direct whether or not the Voting Shares are to be tendered to a Take-over Bid.

(ee)
“Market Price” per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)
the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange, then such price or prices shall be determined based upon the stock exchange on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. national securities exchange under Section 6 of the 1934 Exchange Act, then the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each such share of such securities in the over-the-counter market, as reported by any reporting system then in use; or

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. national securities exchange under Section 6 of the 1934 Exchange Act or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, provided that, if for any reason none of such prices are available on such date, then the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized Canadian investment dealer or investment banker selected in good faith by the Board with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on the relevant Trading Day.

(ff)	“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities.

(gg)	“Nominee” has the meaning ascribed thereto in Section 2.2(c).

(hh)	“Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Voting Shares or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ii)
“Offeror” means a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid, but excluding an Offer to Acquire made by an Investment Manager, Trust Company, Crown Agent, Statutory Body, Plan Administrator or Plan referred to in Section 1.1(e)(v), pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in Section 1.1(e)(v) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

(jj)	“Offeror’s Securities” means the Voting Shares Beneficially Owned on the date of an Offer to Acquire by an Offeror.

(kk)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of a Take-over Bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified provision that:

(A)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

(1)
prior to the Close of Business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum deposit period that a take-over bid (that is not exempt from the general take-over bid requirements of Part 2 of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(2)	only if at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)
Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Section 1.1(kk)(ii)(A)(1) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(C)
if the condition set forth in Section 1.1(kk)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term “Permitted Bid” shall include a Competing Permitted Bid.

(ll)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(mm)
“Permitted Lock-up Agreement” means an agreement between an Offeror and another Person (the “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid that is a Permitted Bid (the “Lock-up Bid”) and the agreement:

(i)
permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

(ii)
(A)    permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction, that provides for a consideration for each Voting Share that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and

(B)	does not by its terms provide for a Specified Amount that is greater than 7% of the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid;
and, for greater certainty, the Permitted Lock-up Agreement may (1) contain a right of first refusal in favour of the Offeror or (2) require a period of delay to give the Offeror an opportunity to match or exceed the consideration offered in another Take-over Bid or transaction or (3) contain other similar limitations on a Locked-up Person's right to withdraw Voting Shares from the Permitted Lock-up Agreement and not tender such Voting Shares to the Lock-up Bid, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares in sufficient time to tender to the other Take-over Bid or participate in the other transaction; and

(iii)
does not provide for the payment by the Locked-up Person, in the event that the Locked- up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws the Voting Shares in order to tender to another Take-over Bid or participate in another transaction, of any “break-up” fees, “top-up” fees, penalties, expense reimbursement or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the consideration that the Locked-up Person would have received under the Lock-up Bid; and

(B)
50% of the amount by which the consideration payable to the Locked-up Person under another Take-over Bid or transaction exceeds the consideration such Locked-up Person would have received under the Lock-up Bid; and

(iv)
is disclosed to the public, including the Corporation, by making copies thereof available not later than the date on which the Lock-up Bid has been publicly announced (or, if the Lock-up Bid has been publicly announced prior to the date on which the Permitted Lock-up Agreement is entered into, not later than such date).

(nn)
“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization, syndicate or other entity.

(oo)	“Privacy Laws” has the meaning attributed thereto in Section 4.6.

(pp)	“Pro Rata Acquisition” means an acquisition by a Person of Beneficial Ownership of Voting Shares pursuant to:

(i)
a Dividend Reinvestment Acquisition or a stock dividend, stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares;

(ii)
the acquisition or exercise of rights to purchase Voting Shares or Convertible Securities distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iii)	a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or an exercise, conversion or exchange of any such Convertible Security, provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition.

(qq)	“Record Time” means the Close of Business on the Effective Date.

(rr)	“Redemption Price” has the meaning attributed thereto in Section 5.1(a).

(ss)	“Regular Periodic Cash Dividends” means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Voting Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Voting Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(tt)	“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(uu)
“Rights Certificate” means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A, or such other written document or acknowledgement (including, without limitation, a direct registration system statement or other book-entry confirmation) evidencing ownership of the Rights which may be issued by the Corporation and is satisfactory to the Corporation and the Rights Agent.

(vv)	“Rights Register” and “Rights Registrar” have the respective meanings ascribed thereto in Section 2.6(a).

(ww)
“Securities Act” means the Securities Act (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(xx)	“Separation Time” means:

(i)	the Close of Business on the 10th Trading Day after the earliest of:

(A)	the Share Acquisition Date;

(B)
the date of the commencement of, or first public announcement or disclosure of the intention of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(C)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;
provided that, if any Take-over Bid referred to in Section 1.1(xx)(i)(B) or any Permitted Bid or Competing Permitted Bid referred to in Section 1.1(xx)(i)(C) expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, shall be deemed, for the purposes of this definition, never to have been made, and provided further that if the Board determines, pursuant to Section 5.1(d) or 5.1(e), to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred; or

(ii)	such later date as may be determined by the Board in good faith.

(yy)
“Share Acquisition Date” means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include (without limitation) a report filed pursuant to Part 5 of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids or Section 102.1 or 102.2 of the Securities Act (Ontario), announcing or disclosing such information.

(zz)	“Shareholder” means a holder of outstanding Voting Shares.

(aaa)	“Subsidiary”: a corporation shall be deemed to be a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other;

(B)	that other and one or more corporations each of which is controlled by that other; or

(C)	two or more corporations each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other's Subsidiary.

(bbb)
“Take-over Bid” means an Offer to Acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Voting Shares that may be acquired upon all rights of exercise, conversion or exchange attaching to the other securities) together with the Offeror's Securities would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(ccc)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(ddd)
“Trading Day”, when used with respect to any securities, means a day on which the stock exchange or stock exchanges on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange, a Business Day.

(eee)	“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(fff)
“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the inverse of the U.S.-Canadian Exchange Rate in effect on such date.

(ggg)	“Voting Shares” means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

(hhh)
“Voting Share Reduction” means an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares Beneficially Owned by any Person.

(iii)
“1933 Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

(jjj)
“1934 Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto.

1.2	Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Number and Gender

Wherever the context requires, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4	Sections and Headings
The division of this Agreement into Articles, Sections and Schedules and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereunder”, “hereof’, and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of or to this Agreement.

1.5	Statutory References
Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6	Determination of Number and Percentage Ownership of Beneficial Ownership of Outstanding Voting Shares
The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

where:
A = the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.
Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7	Acting Jointly or in Concert
For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such first Person has any agreement, commitment or understanding, whether formal or informal or written or unwritten, with the other Person, any Affiliate or Associate of such other Person or any other Person acting jointly or in concert with such other Person to acquire or Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be such principles in effect from time to time in Canada, including International Financial Reporting Standards, as established or adopted by the Canadian Institute of Chartered Accountants or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9	Grandfathered Person
For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of “Acquiring Person”, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a “Grandfathered Person”):

(i)	is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time; or

(ii)
becomes the Beneficial Owner of more than 20% of the outstanding Voting Shares after the Record Time and such Person's Beneficial Ownership of Voting Shares does not exceed the number of Voting Shares Beneficially Owned by such Person immediately prior to the Record Time by more than 1.0% of the issued and outstanding Voting Shares as at the Record Time, provided:

(iii)
that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall after the Record Time become the Beneficial Owner of additional Voting Shares constituting more than 1.0% of the outstanding Voting Shares otherwise than pursuant to one or more Permitted Bid Acquisitions, Exempt Acquisitions, Pro Rata Acquisitions or the issuance or exercise of stock options granted by the Corporation, if applicable to such Person;

(iv)	that such Grandfathered Person shall not become an Acquiring Person as a result of one or more Voting Share Reductions; and

(v)
that, if this exception shall cease to be applicable to a Grandfathered Person as aforesaid, such a Grandfathered Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall not be so applicable.

ARTICLE 2.
THE RIGHTS

2.1	Legend on Voting Share Certificates

(a)
Certificates representing the Voting Shares, including without limitation, Voting Shares issued upon the exercise, conversion or exchange of Convertible Securities, issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time, shall also evidence, in addition to the Voting Shares, one Right for each Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:
“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Shareholder Rights Plan Agreement, made as of March 21, 2018, as the same may be amended or supplemented from time to time in accordance with the terms thereof (the “Rights Agreement”), between the Corporation and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor. The Rights Agreement is also available online free of charge from www.sedar.com”

(b)
Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

(c)
Certificates representing the Voting Shares shall include any other written document or acknowledgement (including, without limitation, a direct registration system statement or other book-entry confirmation) evidencing ownership of Voting Shares, which may be adopted from time to time by the Corporation.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)
for administrative purposes, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights may be exercised; and

(ii)	the registration and transfer of the Rights shall be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights, a “Nominee”) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)
a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)	a disclosure statement prepared by the Corporation describing the Rights, provided that a Nominee shall be sent the materials provided for in Sections 2.2(c)(iii) and 2.2(c)(iv) only in respect of all Voting Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

(d)
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Toronto, Ontario:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

(iii)
payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent (which will promptly submit such payment to the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, which is accompanied by a duly completed and executed Election to Exercise (which does not indicate that such Right is void as provided by Section 3.1(b)) and payment as set forth in Section 2.2(d), the Rights Agent (unless otherwise instructed in writing by the Corporation if the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt of such cash, deliver the same to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)
If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all securities delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act, the U.S. 1933 Act and the other applicable provincial or territorial securities laws, or the rules and regulations thereunder, or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any securities upon exercise of the Rights;

(iii)
use reasonable efforts to cause all securities issued upon exercise of the Rights to be listed or traded on the stock exchanges or other markets on which the securities are listed or traded at that time;

(iv)
cause to be reserved and kept available out of its authorized and unissued securities, the number of securities that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)
pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights, or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

(a)
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Section 3.1.

(b)	If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)
issue any Common Shares (or Convertible Securities) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(v)	if the Exercise Price and number of Rights outstanding are to be adjusted:

(A)
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(B)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor;
and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it; and

(vi)
if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3(b) shall be made successively, whenever an event referred to in this Section 2.3(b) occurs.

(c)
If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances, and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d)
If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

(e)
If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Voting Shares otherwise than in a transaction referred to in Section 2.3(b), each such Voting Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Voting Share.

(f)
If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Voting Shares of rights, options or warrants (other than the Rights) entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares) at a price per Voting Share (or, in the case of such a Convertible Security, having an exercise, conversion or exchange price per Voting Share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Voting Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i)
of which the numerator shall be the number of Voting Shares outstanding on such record date plus the number of Voting Shares which the aggregate offering price of the total number of Voting Shares so to be offered (and/or the aggregate initial exercise, conversion or exchange price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Voting Share; and

(ii)
of which the denominator shall be the number of Voting Shares outstanding on such record date plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such Convertible Securities are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Voting Shares (or securities convertible into or exchangeable for Voting Shares) actually issued upon the exercise of such rights, options or warrants.

(g)
For purposes of this Agreement, the granting of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of Convertible Securities by the Corporation) shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any Dividend Reinvestment Plan, the right to purchase Voting Shares is at a price per share of not less than 90% of the current Market Price per Voting Share (determined as provided in such plans) of the Voting Shares.

(h)	If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Voting Shares of:

(i)
evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Voting Shares or Convertible Securities, but including any dividend payable in securities other than Voting Shares or Convertible Securities); or

(ii)
rights, options or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares) at a price per share (or, in the case of such a Convertible Security, having an exercise, conversion or exchange price per Voting Share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Voting Share on such record date (excluding rights, options or warrants referred to in Section 2.3(f)), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights, options warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(i)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Section 2.3(b); and

(ii)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3(f) or 2.3(h), subject to readjustment to reverse the same if such distribution shall not be made.

(j)
If the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Voting Shares), or rights, options or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3(b)(i) to 2.3(b)(iv), inclusive, if the Board acting in good faith determines that the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(h) in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4(b), determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(b), 2.3(f) and 2.3(h), such adjustments, rather than the adjustments contemplated by Sections 2.3(b), 2.3(f) and 2.3(h), shall be made upon the Board providing written certification thereof to the Rights Agent as set forth in Section 2.3(r). The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(k)
Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in such Exercise Price;

provided, however, that any adjustments which by reason of this Section 2.3(k) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

(l)
All Rights originally issued by the Corporation prior or subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(m)
Unless the Corporation shall have exercised its election, as provided in Section 2.3(n), upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3(f) and 2.3(h), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Voting Shares obtained by:

(i)	multiplying:

(A)	the number of Voting Shares covered by a Right immediately prior to such adjustment;
by

(B)	the Exercise Price in effect immediately prior to such adjustment; and

(ii)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

(n)
The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Voting Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Voting Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3(n), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(o)
In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Voting Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(p)
Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board shall determine to be advisable in order that any:

(i)	subdivision or consolidation of the Voting Shares;

(ii)	issuance wholly for cash of any Voting Shares at less than the Market Price;

(iii)	issuance wholly for cash of any Voting Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Voting Shares;

(iv)	stock dividends; or

(v)	issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Voting Shares, shall not be taxable to such shareholders or shall have more favourable tax consequences to such shareholders.

(q)
Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable following such adjustment or change.

(r)	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Voting Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective
Each Person in whose name any certificate for Common Shares or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Voting Shares on, and such certificate shall be dated, the next Business Day on which the Voting Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Corporation by any two officers of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)
Promptly following the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates and statement to the holders of the Rights pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)
After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby selected and appointed as “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such selection and appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.2(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(e)	The Corporation shall not be required to register the transfer of Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)
such security and indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners
The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Voting Shares).

2.9	Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10	Agreement of Rights Holders
Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share;

(c)	that, after the Separation Time, the Rights Certificate will be transferable only on the Rights Register as provided herein;

(d)
that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

(f)
that, subject to Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g)
that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of the inability to perform any of its obligations under this Agreement by reason of applicable law, including any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.
ARTICLE 3.
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-In Event

(a)
Subject to Section 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the 10th Trading Day after the Share Acquisition Date (or such longer period as may be required to satisfy the requirements of applicable securities laws of each of the provinces and territories of Canada), the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to four times the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the even that after that Share Acquisition Date an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i)
an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert; or

(ii)
a transferee or other successor in title of Rights, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert, where such a transferee or other successor in title becomes a transferee or other successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board, acting in good faith, has determined is part of a plan, arrangement or scheme of an Acquiring Person or of any other Person referred to in this Section 3.1(b)(ii) that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action by the Corporation and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right whatsoever to exercise such Rights under any provision of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1(b) and such Rights shall become null and void.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Section 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such Acquiring Person or any Affiliate or Associate of such Person so acting jointly or in concert. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1(b) of the Rights Agreement.”
The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

(d)
After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act and the applicable securities laws in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges or other markets where the Common Shares are listed or traded at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2	Fiduciary Duties of the Board
For clarification it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the directors of the Corporation to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to Shareholders that the directors believe is necessary or appropriate in the exercise of their fiduciary duties.
ARTICLE 4.
THE RIGHTS AGENT

4.1	General

(a)
The Corporation hereby selects and appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such selection and appointment. The Corporation may from time to time select and appoint such co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. If the Corporation selects and appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the reasonable costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such event, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d)
In the event of any disagreement arising regarding the terms of this Agreement, the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement between the parties to this Agreement or by a court of competent jurisdiction.

(e)
Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(f)
Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such expert or advisor.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking, refraining from taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chief Executive Officer or the Chief Financial Officer or other senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, not taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Voting Shares or Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate;

nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) or any adjustment required under the provisions of Section 2.3) or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, executed, issued and delivered as fully paid and non-assessable.

(f)
The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by the Corporation, the individual believed by the Rights Agent to be Chief Executive Officer or Chief Financial Officer or other senior officer of the Corporation and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)
The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days’ prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.11 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days’ prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.11. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or 60 days after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection of the Corporation), then the Rights Agent (at the Corporation’s expense) or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a rights agent in British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.11. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in noncompliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided that (i) the Rights Agent’s written notice shall describe the circumstances of such non-compliance and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

4.6	Privacy Provision
The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
ARTICLE 5.
MISCELLANEOUS

5.1	Redemption, Waiver, Extension and Termination

(a)
Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4, the Board, acting in good faith, may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Sections 5.1(d) or 5.1(e), elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per

Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of a type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without further notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(c)
Within 10 Business Days after the Board electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the Rights in accordance with Section 5.11. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or other than in connection with the purchase of Voting Shares prior to the Separation Time.

(d)
(i)     Subject to the prior consent of the holders of the Voting Shares as set forth in Section 5.4(b), the Board may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(e) hereof, waive the application of Section 3.1 hereof to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(ii)
The Board may, until a Flip-in Event shall occur, upon written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares; provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(d)(ii), the Board shall be deemed to have waived the application of Section 3.1 to any future Flip-in Event in respect of any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of the Take-over Bid in respect of which the waiver is or is deemed to have been granted under this Section 5.1(d)(ii).

(e)
The Board may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board has determined within eight Business Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(e) must be on the condition that such Person, within 10 days after the foregoing determination by the Board or such earlier or later date as the Board may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(f)
If a Person makes a Permitted Bid or a Competing Permitted Bid pursuant to which Voting Shares are taken up and paid for by such Person, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the

Redemption Price on the expiry date of the Permitted Bid or Competing Permitted Bid, as the case may be.

(g)
Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

5.2	Expiration
No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except for the Rights Agent as specified in Sections 4.1(a) and 4.1(b).

5.3	Issuance of New Rights Certificates
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
Subject to Section 5.4(c), the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the date of the meeting of the Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 shall be made without the prior consent of the Shareholders or holders of the Rights, given as provided in Section 5.4(b), except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Section 5.4(b):

(i)
in order to make such changes as are necessary in order to maintain the validity or effectiveness of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules;

(ii)	in order to make such changes as are necessary in order to cure any clerical or typographical error; or

(iii)
to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement, provided that such action pursuant to this Section 5.4(a)(iii) shall not adversely affect the interests of the Shareholders or the holders of Rights in any material respect.

(b)	Any amendment, variation or deletion made by the Corporation pursuant to Section 5.4(a) shall if made:

(i)	prior to the Separation Time, be submitted to the Shareholders at the next meeting of Shareholders and the Shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion; or

(ii)
after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of Shareholders and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion.

Any amendment, variation or deletion pursuant to Section 5.4(a) shall be effective from the later of the date of the vote of the holders of Voting Shares or Rights, as applicable, confirming such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of an amendment, variation or deletion made before the date of the meeting of the Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 or an amendment, variation or deletion referred to in Sections 5.4(a)(i), 5.4(a)(ii) or 5.4(a)(iii), which shall be effective from the later of the date of the resolution of the Board adopting such amendment, variation or deletion and the date of approval thereof by the Exchange) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion made before the date of the meeting of the Shareholders to be held to confirm this Agreement as contemplated by Section 5.9 or an amendment, variation or deletion made pursuant to Sections 5.4(a)(i), 5.4(a)(ii) or 5.4(a)(iii) is rejected by the Shareholders or the holders of Rights or is not submitted to the Shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or holders of Rights, as the case may be.

(c)
For greater certainty, neither the exercise by the Board of any power or discretion conferred on it hereunder nor the making by the Board of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights for purposes of this Section 5.4 or otherwise.

(d)
The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s articles and the Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)
Notwithstanding anything in this Section 5.4 to the contrary, no amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

5.5	Fractional Rights and Fractional Shares

(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right determined on the date on which such fractional Right would otherwise be issuable.

(b)
The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

(c)
The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Sections 5.5(a) or 5.5(b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash in full to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in this Agreement and in such holder’s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to, this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder
No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Rights or Rights Certificate, as such, any of the rights of a Shareholder or any right to vote for the election of directors or upon any matter submitted to Shareholders at any meeting thereof or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions
In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.11, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9	Effective Time
This Agreement is effective and in full force and effect in accordance with its terms and conditions from and after the Effective Date. If this Agreement is not confirmed at a meeting of the Shareholders to be held before the date that is six months after the date of this Agreement by resolution passed by a majority of the votes cast by Independent Shareholders, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of such meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 5.1(d) or 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.9.

5.10	Reconfirmation
This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation at every third annual meeting of the Corporation. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Sections 5.1(d) or 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.10.

5.11	Notices
Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by registered or certified mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)	if to the Corporation:
SSR Mining Inc.
Suite 800 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1G4
Attention:     Senior Vice President and Chief Financial Officer
Fax: 604-689-3847

(b)	if to the Rights Agent:
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia
V6C 3B9
Attention:     General Manager, Client Services
Fax: 604-661-9401

(c)	if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Voting Shares.
Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice. In the event of any interruption of mail service, such notice required or permitted to be given hereunder will be deemed to be sufficiently given by advertisement of such notice in daily newspapers published in each of the cities of Vancouver and Toronto.

5.12	Costs of Enforcement
The Corporation agrees that if the Corporation or any other Person (the securities of which are purchasable upon exercise of Rights) fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.13	Regulatory Approvals
Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority, including, without limitation, the Exchange. Notwithstanding any other provision of this Agreement, any amendment to this Agreement will be subject to the prior written consent of the Exchange.

5.14	Unlawful Distributions
If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the applicable securities laws of a jurisdiction outside of Canada or the United States, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian or United States resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.15	Successors
All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.16	Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.17	Effective Date
This Agreement is in force as of and from the date hereof in accordance with its terms. This Agreement and all outstanding Rights shall terminate and no longer be of any force or effect from and after the Expiration Time.

5.18	Determinations and Actions by the Board
All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board for the purposes hereof, in good faith:

(a)	may be relied upon by the Rights Agent; and

(b)	shall not subject any member of the Board to any liability to the holders of the Rights or to any other parties.

5.19	Governing Law
This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.20	Language
Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.21	Counterparts
This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.22	Severability
If any Article, Section or other provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Article, Section or other provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Articles, Sections and other provisions hereof or rights hereunder in such jurisdiction or the application of such Article, Section or other provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.23	Time of the Essence
Time shall be of the essence hereof.

5.24	Force Majeure
No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.
The remainder of this page has been left intentionally blank.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

SSR MINING INC.
Per: Signed “Paul Benson”
Name: Paul Benson
Title: President and Chief Executive Officer

COMPUTERSHARE INVESTOR SERVICES INC.
Per: Signed “David Cavasin”
Name: David Cavasin
Title: General Manager
Per: Signed “Kim Wong”
Name: Kim Wong
Title: Relationship Manager

SCHEDULE A
Form of Rights Certificate
Certificate No.         ___________Rights
THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.
RIGHTS CERTIFICATE
This certifies that , or its registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of March 21, 2018 (the “Rights Agreement”) between SSR Mining Inc., a corporation incorporated under the laws of British Columbia (the “Corporation”) and Computershare Investor Services Inc., a trust company, as rights agent (the “Rights Agent”) (which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Toronto. The Exercise Price shall be an amount expressed in Canadian dollars equal to four times the Market Price (as such term is defined in the Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Rights Agreement.
In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt, equity or other securities or property or assets of the Corporation, or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement.
The Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part thereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Corporation and are available upon written request.
The Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made as provided in the Rights Agreement.
Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances at its option.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.
The Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.
DATE:
SSR MINING INC.
By:
    Name:
    Title:
COMPUTERSHARE INVESTOR SERVICES INC.
By:
    Name:
    Title:

FORM OF ASSIGNMENT
(To be executed by the registered holder if such holder desires to transfer the Rights Certificates)
FOR VALUE RECEIVED                     hereby sells, assigns and transfers unto

(Please print name and address of transferee)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:_________________________________	_________________________________ Signature

Signature Guarantee:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)
Note: Signature must be guaranteed by a major Canadian trust company, a Schedule I Canadian chartered bank, or a member of a recognized Medallion Guarantee program.

(To be completed by the assignor if true)
The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

_________________________________ Signature _________________________________ (Please print name of Signatory)

(To be attached to each Rights Certificate)
FORM OF ELECTION TO EXERCISE
TO:    COMPUTERSHARE INVESTOR SERVICES INC.
RE:     SSR MINING INC.
The undersigned hereby irrevocably elects to exercise __________________________________ whole Rights represented by the Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

Date:_________________________________	_________________________________ Signature

Signature Guarantee:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Note: Signature must be guaranteed by a major Canadian trust company, a Schedule I Canadian chartered bank, or a member of a recognized Medallion Guarantee program.

(To be completed by exercisor if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person , any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

_________________________________ Signature _________________________________ (Please print name of Signatory)

NOTICE
In the event the Certificate set forth above in the applicable Forms of Assignment or Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

SCHEDULE “B”
BOARD OF DIRECTORS CHARTER
(revised November 2017)
A.    PURPOSE
The Board of Directors (the “Board”) of SSR Mining Inc. (the “Company”) has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long‑term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (“CEO”), shall set the standards of conduct for the organization.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, “Securities Laws”). The majority of the Directors and the Chair shall be independent as determined by Securities Laws.
Each Director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a Director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election, such Director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A Director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.
The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent Directors shall meet, without members of management, at each regularly scheduled meeting. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C.    OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.
D.    DUTIES AND RESPONSIBILITIES
The Board’s principal duties and responsibilities fall into a number of categories, which are outlined below.
1.    Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained; and

(b)	The Board has the statutory responsibility to:

(i)	supervise the management of the business and affairs of the Company;

(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company’s constating documents, Securities Laws and other applicable laws and regulations (collectively, “Applicable Laws”).

2.    Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.
3.    Strategy Determination
The Board has the responsibility to:

(a)
participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.
4.Financial and Corporate Issues
The Board has the responsibility to:

(a)
take reasonable steps to ensure the integrity and effectiveness of the Company’s internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;

(b)	review operating and financial performance relative to budgets and objectives;

(c)
approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;

(d)	approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;

(e)
upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, appoint the external auditor for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and

(f)	approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.
5.    Managing Risk
The Board has the responsibility to: (a) understand the principal risks of the business in which the Company is engaged; (b) achieve a proper balance between risks incurred and the potential return to shareholders; and (c) ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.
6.    Appointment, Training and Monitoring Senior Management
The Board has the responsibility to:

(a)
appoint the CEO, monitor and assess CEO performance against corporate and personal goals and objectives, determine compensation for the CEO, considering the recommendations of the Compensation Committee, and provide advice and counsel in the execution of the CEO’s duties;

(b)	approve certain decisions relating to senior officers, including:

(i)	the appointment and discharge of senior officers;

(ii)	compensation and benefits for senior officers;

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;

(c)	ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers; and

(d)
to the extent possible, satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7.    Policies, Procedures and Compliance
The Board has the responsibility to:

(a)	ensure that the Company operates at all times within Applicable Laws and to the highest ethical and moral standards;

(b)	approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	ensure the Company sets high environmental and community relations standards in its operations and is in compliance with environmental laws and legislation;

(d)	ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and

(e)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
8.    Governance
The Board has the responsibility to:

(a)	appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b)
review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of Directors with the necessary skills and experience to facilitate effective decision-making;

(c)	develop the Company’s approach to corporate governance; and

(d)
review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.    Reporting and Communication
The Board has the responsibility to:

(a)
adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent Directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)	ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;

(c)	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;

(d)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)
approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management’s discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	report to shareholders on its stewardship of the affairs of the Company for the preceding year.

E.    INDIVIDUAL DIRECTORS
Each Director: (a) shall act honestly and in good faith in the best interests of the Company and its shareholders; and (b) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:
1.     Responsibilities of Corporate Stewardship
Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under Applicable Laws;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.
2.     Responsibilities of Integrity and Loyalty
Each Director has the responsibility to:

(a)	comply with the Company’s governance policies;

(b)	disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)
disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.     Responsibilities of Diligence
Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)
attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of the committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)
as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.     Responsibilities of Effective Communication
Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)
respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.
5.     Responsibilities of Committee Work
Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.
6.     Responsibilities of Knowledge Acquisition
Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.
F.    BOARD CHAIR
1.    Appointment of Chair
The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Securities Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

2.	Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company’s expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.
3.    Duties
The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in Applicable Laws. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by Applicable Laws and as set out in these terms of reference. In particular, the Chair shall:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;

(h)	preside as chair of each meeting of the Board;

(i)	preside as chair of each meeting of the shareholders of the Company;

(j)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and

(k)
ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G.    COMMITTEE CHAIRS
1.    Appointment
The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Securities Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.
2.    Duties
The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management;

(b)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f)	provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee’s mandate;

(g)	preside as chair of each meeting of the Committee; and

(h)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.